UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GlobalSCAPE, Inc.
(Name of Subject Company)
GlobalSCAPE, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
37940G109
(CUSIP Number of Class of Securities)
Robert H. Alpert
Chief Executive Officer
4500 Lockhill Selma Road, Suite 150
San Antonio, Texas 78249
(210) 308-8267
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Persons Filing Statement)
With a copy to:
Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly-owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), to purchase all of the outstanding Shares (as defined below) of GlobalSCAPE, Inc., a Delaware corporation (the “Company” and sometimes referred to herein as “GlobalSCAPE,” “we,” “us,” and “our”).
NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
ITEM 1.	SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company is GlobalSCAPE, Inc., its principal executive offices are located at 4500 Lockhill Selma Road, Suite 150, San Antonio, Texas 78249, and its phone number is (210) 308-8267.
Securities.
This Schedule 14D-9 relates to all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (“Company Common Stock”). As of July 28, 2020:
•	the authorized capital stock of the Company consisted of 40,000,000 shares and 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share (“Company Preferred Stock”);
•	the Company held 5,379,500 shares of Company Common Stock in its treasury;
•	18,782,318 shares of Company Common Stock were issued and outstanding (not including shares held in treasury or Company Restricted Stock, as defined below);
•	no shares of Company Preferred Stock were issued and outstanding;
•
1,466,398 shares of Company Common Stock are subject to issuance pursuant to options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company’s equity plans or otherwise issued or granted, “Company Options”);

•	2,661,925 shares of Company Common Stock are reserved for future issuance pursuant to the Company Equity Plans (as defined in the Merger Agreement); and
•
the Company had 121,994 shares of Company Common Stock subject to vesting or other lapse restrictions (whether resulting from awards granted by the Company pursuant to the Company Equity Plans or otherwise issued or granted, “Company Restricted Stock”) outstanding.

All of the outstanding Shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. None of the outstanding Shares are subject to any preemptive right. The Company is not a party to any contracts relating to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Shares.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information – Name and Address” above. The Company’s website address is www.globalscape.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.
(b) The Tender Offer and Merger. This Schedule 14D-9 relates to the tender offer made by Merger Sub, disclosed in a Tender Offer Statement on Schedule TO dated July 31, 2020 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Commission by Merger Sub on July 31, 2020. Merger Sub is offering to purchase all the outstanding Shares at a price of $9.50 per Share, in cash (such amount being referred to herein as the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (defined below), the Offer to Purchase dated July 31, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”) contained in the Schedule TO and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal and the Offer to Purchase, as each may be amended or supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 19, 2020 (the “Merger Agreement”), among Parent, Merger Sub, the Company, and solely with respect to certain sections therein, HS Purchaser, LLC, a Delaware limited liability company (“HS Purchaser”), and Help/Systems Holdings, Inc., a Delaware corporation (“HS Holdings” and together with HS Purchaser, each a “Borrower” and collectively, the “Borrowers”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”)(other than Shares owned by Parent, Merger Sub, the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Offer Price.
On July 19, 2020, the board of directors of the Company (the “Company Board”), at a meeting duly called and held, (i) determined that it is in the best interests of the Company and its stockholders, and approved and declared advisable the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”); (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) recommended that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer (collectively, the “Company Board Recommendation”); and (iv) resolved that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).
The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if the collective ownership by Parent, Merger Sub and any other subsidiary of Parent equals or exceeds one share more than 50% of the number of Shares that are then issued and outstanding, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. Parent and Merger Sub do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Parent, Merger Sub and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.
The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:
•
there will have been validly tendered and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on August 27, 2020 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”) that number of Shares which, considered together with all other Shares, if any, beneficially owned by Parent and its affiliates, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, represent one more than 50% of the sum of (x) the total number of Shares outstanding at the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such Shares have not yet been issued to such exercising holders of Company Options) (the “Minimum Tender Condition”);
•
that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the HSR Act will have expired or otherwise been terminated;

•
that no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger;

•
that since the date of the Merger Agreement, there shall not have occurred any change, event, violation, inaccuracy, effect or circumstance that, individually or taken together with all other effects that exist or have occurred, (A) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the acquired entities, taken as a whole; or (B) would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger (“Company Material Adverse Effect”);

•
that (A) except as provided in clauses (B) and (C) below, the representations and warranties of the Company contained in the Merger Agreement will have been true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or similar standard or qualification) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representations and warranties expressly speak as of an earlier date, in which case such representation and warranty will not have been true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; (B) the representations and warranties of the Company set forth in certain sections of the Merger Agreement will have been true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will not have been true and correct in all material respects as of such earlier date); and (C) the representations and warranties of the Company set forth in certain sections of the Merger Agreement will not have been true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time, except for de minimis inaccuracies; provided, that solely for purposes of clause (C) above, if one or more inaccuracies in the representations and warranties set forth in certain sections of the Merger Agreement would cause damages or diminution in value to Parent or Merger Sub of $100,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (C) of this paragraph;

•	that the Company will not have failed to perform or comply with, in all material respects, its obligations required to be performed or complied with by it under the Merger Agreement; and
•	that the Merger Agreement will not have been terminated in accordance with its terms.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Conflicts of Interest.
Except as set forth or incorporated by reference in this Item 3, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between (i) the Company, or its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates or (y) Merger Sub, Parent or their respective executive officers, directors or affiliates, on the other hand.
(a) Arrangements with Executive Officers and Directors of the Company. In considering the Company Board Recommendation with respect to the Transactions and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that the executive officers and directors of the Company may be deemed to have interests in the Transactions, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Transactions. As described in more detail below, these interests include:
•	the accelerated vesting and payment in respect of Company Options and Company Restricted Stock;
•	the potential receipt of certain payments and benefits pursuant to individual employment agreements upon certain types of terminations of employment following the consummation of the Transactions; and
•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.
Consideration Payable Pursuant to the Offer and the Merger. As of July 19, 2020, the Company’s directors and executive officers and their affiliates owned 4,590,313 outstanding Shares in the aggregate (excluding Company Options and Company Restricted Stock). The Shares owned by the Company’s current directors and executive officers and their affiliates represent approximately 24% of the outstanding Shares. If the Company’s directors and executive officers were to tender their Shares in the Offer, they would receive the same Offer Price of $9.50 per Share on the same terms and conditions as other stockholders of the Company who tender their Shares in the Offer. Any Shares not tendered by a director or an executive officer in the Offer would be entitled to receive the same Merger Consideration (as defined in the Merger Agreement) in the Merger (an amount equal to the Offer Price (without interest)) as the other stockholders of the Company who do not tender their Shares in the Offer (and do not perfect their appraisal rights under Delaware law).
If the Company’s directors and executive officers were to tender all of their Shares in the Offer and such Shares are accepted for purchase by Merger Sub, or if they do not tender their Shares, and their Shares are subsequently converted into the right to receive the Merger Consideration, the directors and executive officers would receive the amounts set forth in the table below in cash, less any applicable withholding tax:
Name	Number of Shares Owned (#)(1)	Cash Consideration Payable in Respect of Shares
Executive Officers
Robert H. Alpert	37,645(2)	$357,627.50
Michael P. Canavan	0	$0
Mark C. Hood	0	$0
David C. Mello	0	$0
Karen J. Young	0	$0

Non-Employee Directors
Dr. Thomas E. Hicks	67,000	$636,500.00
David L. Mann	1,155,261	$10,974,979.50
C. Clark Webb	61,507(2)	$584,316.50

All of the Company’s current directors and executive officers as a group (8 persons)	1,321,413	$12,553,423.50
(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options (whether or not they are currently exercisable) and the Company Restricted Stock held by the individual are excluded.

(2)
Amounts exclude 3,268,900 Shares owned by 210/GSB Acquisition Partners, LLC (“210/GSB”), an affiliate of Robert H. Alpert and C. Clark Webb. Upon tendering its Shares in the Offer, 210/GSB shall be entitled to receive $31,054,550 in cash consideration payable in respect of such Shares.

Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger, each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the Merger Consideration (less the exercise price per share attributable to such Company Option) by (ii) the total number of Shares issuable upon exercise in full of such Company Option (the “Option Consideration”). Notwithstanding the foregoing, with respect to any Company Options for which the exercise price per share attributable to such Company Options is equal to or greater than the Merger Consideration, such Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Option Consideration will be subject to withholding for all required taxes. The Company’s non-employee directors do not hold any outstanding Company Options. The executive officers named below will receive the following amounts, subject to deduction for any applicable withholding tax, in consideration for their Company Options for which the Merger Consideration exceeds the exercise price:
	Number of Shares Underlying Company Options (#)	Cash Consideration Payable in Respect of Company Options
Executive Officers
Robert H. Alpert	300,000	$171,000
Michael P. Canavan	284,405	$1,063,439
Mark C. Hood	250,005	$591,528
David C. Mello	225,007	$810,789
Karen J. Young	85,126	$502,861
Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger, each share of Company Restricted Stock that, as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitutes a “substantial risk of forfeiture” within the meaning of Section 83 of the Internal Revenue Code of 1986, as amended (the “Code”), which is outstanding immediately prior thereto shall become fully vested as of the Effective Time. Each award of Company Restricted Stock will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the amount of the Merger Consideration by (ii) the total number of shares of Company Restricted Stock. The Company’s non-employee directors do not hold any outstanding Company Restricted Stock. Accordingly, the executive officers will receive the following amounts, subject to deduction for any applicable withholding tax, in consideration for their Company Restricted Stock:
Name	Number of Company Restricted Stock	Cash Consideration Payable in Respect of Company Restricted Stock
Executive Officers
Robert H. Alpert	12,972	$123,234.00
Michael P. Canavan	23,961	$227,629.50
Mark C. Hood	17,329	$164,625.50
David C. Mello	25,039	$237,870.50
Karen J. Young	12,701	$120,659.50
Employment Agreements.
The Company previously entered into employment agreements with each of Robert H. Alpert, our Chief Executive Officer and the Chairman of the Company Board, on May 14, 2019, Karen J. Young, our Chief Financial Officer, on June 28, 2018, as amended and restated on April 4, 2019, Mark C. Hood, our Chief Operating Officer, on August 27, 2018, as amended and restated on April 4, 2019, Michael P. Canavan, our Executive Vice President of Sales and Marketing, on July 10, 2017, as amended and restated on April 4, 2019, and David C. Mello, our Executive Vice President of Technical Services, on September 18, 2017, as amended on April 4, 2019 (the “Employment Agreements”). Copies of the Employment Agreements are filed as

Exhibits (e)(2), (e)(3), (e)(4), (e)(5) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference. The Employment Agreements provide for, among other things, cash compensation, benefits and certain change in control and severance benefits, as described below. The severance payments described below are subject to the executive’s execution and non-revocation of a general release of claims in favor of the Company. The Merger, if and when consummated, will constitute a “change in control” as defined under each Employment Agreement described below.
Change in Control and Severance Provisions.
The Employment Agreement, provide for severance payments and benefits in the event of the executive’s involuntary termination of employment without “cause” (as defined in each executive’s respective Employment Agreement), a resignation for “good reason” (as defined in each executive’s respective Employment Agreement), due to the Company’s election not to extend the term of the Employment Agreement, or due to the executive’s death or “disability” (as defined in each executive’s respective Employment Agreement). The Employment Agreements each provide for enhanced severance pay and benefits in the event of (i) the executive’s involuntary termination of employment without “cause” within one year following a Change in Control (as defined in the Employment Agreements), (ii) a resignation upon non-renewal of the term of the Employment Agreement within one year following a Change in Control or (iii) a resignation for Good Reason (as defined in the Employment Agreements) upon a Change in Control. The enhanced severance pay and benefits consist of:
•	an amount equal to the executive’s annual base salary that the executive would have received over the twelve (12) months following the termination as if his or her employment had not been terminated;
•
a bonus that the employee would have received during the year of such termination as if the termination had not occurred, prorated based on the number of months of the then current year term that the employee was employed;

•
immediate vesting and exercisability of all outstanding Company Options (with such Company Options remaining exercisable throughout their entire term) and the lapsing of any restrictions or restriction periods imposed on any Company Restricted Stock awards; and

•	reimbursement for the executive for the Company’s portion of COBRA premiums for a period of six months or until such executive’s rights to COBRA continuation expires, whichever is earlier.
Each of the Employment Agreements contains a best after-tax benefit provision, which provides that, to the extent that any amounts payable to the executive would be subject to the federal tax levied on certain “excess parachute payments” under Section 4999 of the Code, the Company will either pay the executive officer the full amount due or, alternatively, reduce his or her payments to the extent that no excise tax would be due under Section 4999 of the Code, whichever provides the highest net after-tax benefit to the executive.
In addition, the Company’s 2016 Employee Long-Term Equity Incentive Plan (the “2016 Plan”), the Company’s 2010 Employee Long-Term Incentive Plan (the “2010 Plan,”) and the Company’s 2015 Non-Employee Director Long-Term Equity Incentive Plan (the “2015 Plan”, and together with the 2010 Plan and the 2016 Plan, the “Equity Incentive Plans”) provide for accelerated vesting of equity awards granted under such plans upon a “change of control” (as defined in the Equity Incentive Plans) in the event such awards are not assumed, substituted or continued. The Transactions will constitute a “change of control” under the Equity Incentive Plans and the Company Options and Company Restricted Stock will not be assumed, continued or substituted.
Employee Benefit Matters.
The Surviving Corporation or one of its subsidiaries will (and Parent will cause the Surviving Corporation or one of its subsidiaries to) for a period of one year following the Effective Time (or if earlier, until the date of the employee’s termination of employment with Parent), provide compensation and benefits (other than the opportunity to participate in equity-based benefits and individual employment agreements) to each continuing employee that, taken as a whole, are substantially comparable in the aggregate to the compensation and benefits (other than the opportunity to participate in equity-based benefits and individual employment agreements) provided to similarly situated employees of the Parent.
With respect to each health or welfare benefit plan made available by the Parent to any continuing employee at or after the Effective Time (each, a “Parent Plan”), the Surviving Corporation and its subsidiaries will (and

Parent will cause the Surviving Corporation and its subsidiaries to) cause to be granted to such continuing employee credit for all service with the Company and the Company subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits or with respect to any defined benefit pension plan. In addition, for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any continuing employee, the Surviving Corporation will use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such continuing employee and his or her covered dependents, and the Surviving Corporation will use commercially reasonable efforts to cause any eligible expenses incurred by such continuing employee and his or her covered dependents during the portion of the plan year of the comparable Company Benefit Plan (as defined in the Merger Agreement) ending on the date that such continuing employee’s participation in the corresponding Parent Plan begins to be given full credit pursuant to such Parent Plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan.
Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger and that may become payable to the Company’s named executive officers, who are Messrs. Alpert, Canavan and Mello. This compensation in the table below is referred to as “golden parachute” compensation by the applicable Commission disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table.
The table below assumes that the Offer will close on August 31, 2020, that the named executive officer will experience a termination by the Company without “cause” or for “good reason” (as each such term is defined in the applicable Employment Agreement), in each case, no payments are subject to reduction to the extent required by the terms of the Employment Agreements to account for the application of Section 4999 of the Code to such payment and that no amount of withholding taxes will be applicable to any payments set forth in the table. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the section entitled “ —Change in Control and Severance Provisions” above.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Robert H. Alpert	$652,500.00	$651,861.50	$12,819.00	$1,317,180.50
Michael P. Canavan	$235,000.00	$1,291,068.60	$12,819.00	$1,538,887.60
David C. Mello	$307,844.33	$1,048,659.03	$12,819.00	$1,369,322.36
(1)
The cash amount payable to the named executive officers consists of cash severance payments equal to (i) 12 months of the named executive officer’s annual base salary and (ii) 66.67% of the named executive officer’s annual target bonus (assuming the named executive officer is terminated immediately following the closing of the Offer). The cash severance payments are “double trigger” and would be due upon either a termination of the named executive officer by the Company without “cause” within one year following the closing of the Offer or a termination by the named executive officer for “good reason” upon the closing of the Offer. The cash severance payment is subject to the execution and effectiveness of a release of claims in favor of the Company, as well as continued compliance with any applicable restrictive covenants.

(2)
The amount listed in this column includes the aggregate value of unvested Company Options and Company Restricted Stock, the vesting of which are subject to “single-trigger” acceleration pursuant to the terms of the Company Equity Plans and will be fully accelerated upon the Effective Time, calculated based on the number of Shares subject to the named executive officer’s unvested Company Options and/or Company Restricted Stock, multiplied by the Offer Price (less the aggregate exercise price for any Company Options); provided, that any Company Options where the applicable exercise price equals or exceeds the Offer Price will be cancelled for no consideration.

(3)
The amount listed in this column represents the estimated value of the monthly Company premium payment for COBRA health continuation coverage for 6 months for each named executive officer. With respect to COBRA continuation, the amount is based on the named executive officer’s elected level of coverage and the rate applicable to such coverage.

Support Agreements.
Concurrently with the execution of the Merger Agreement, certain beneficial owners of Shares entered into a Support Agreement (the “Support Agreement”) with Parent and Merger Sub pursuant to which such stockholders of the Company agreed, among other things, to tender the Shares held by them into the Offer and to appoint Parent as their irrevocable proxy to vote each of the Shares with respect to the Offer. An aggregate of approximately 33% of the outstanding Shares (including Shares subject to equity awards granted to directors and executive officers) are subject to the Support Agreements. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement or the occurrence of a Company Board Recommendation Change (as defined in the Merger Agreement). A copy of the form of Support Agreement was filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.
Indemnification and Insurance.
The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided therein, shall be limited to the fullest extent permitted by the amended DGCL. These limitations do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or recession.
The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. The Company’s directors and officers are covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacities as directors and officers of the Company.
The Merger Agreement provides that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation each will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law, pursuant to any indemnification agreements with the Company or any of the Company Subsidiaries (as defined in the Merger Agreement) in effect as of the Effective Time as set forth in the Company Disclosure Letter to the Merger Agreement, and pursuant to the charter and bylaws of the Company and the other similar organizational documents of the Company Subsidiaries in effect as of the Effective Time, as applicable, each Indemnified Person (as defined in the Merger Agreement) from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, including transaction litigation, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of the Company Subsidiaries or other affiliates; and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect to the Merger (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent or the Surviving Corporation a written notice asserting a claim for indemnification, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In connection with such legal proceeding of the type contemplated by the Merger Agreement, (A) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such legal proceeding; and (B) no Indemnified Person will be liable for any settlement of such legal proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible) which consent shall not be unreasonably withheld, delayed or conditioned. None of Parent, the Surviving Corporation or any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification has been sought by an Indemnified Person pursuant to the Merger Agreement unless such settlement, compromise, consent or termination releases such Indemnified Person from all liability arising out of such legal proceeding. Indemnified Persons and Surviving Corporation will (and Parent shall cause Surviving Corporation to) reasonably cooperate in good faith in the defense of any such matters. Parent shall guarantee the obligations of the Surviving Corporation under the terms of Merger Agreement. See “The Offer—Section 11—The Merger Agreement— Indemnification Obligation” in the Offer to Purchase for a more detailed description of these Merger Agreement provisions.
(b) Arrangements with Merger Sub, Parent and their Affiliates.
Merger Agreement. A summary of the material provisions of the Merger Agreement is contained in “The Offer—Section 11—The Merger Agreement” in the Offer to Purchase and is incorporated by reference herein. A description of the conditions of the Offer is contained under “The Offer—Section 15—Certain Conditions of the Offer” in the Offer to Purchase and is incorporated by reference herein. The summary of the material provisions of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the full text of the Merger Agreement.
Confidentiality Agreement. On May 2, 2019, the Company and Parent entered into a customary confidentiality agreement (as amended on June 2, 2020, the “Confidentiality Agreement”) in connection with a potential transaction involving the Company. Pursuant to the Confidentiality Agreement, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to Parent. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.
Equity Financing. Parent has received an equity commitment letter from Borrowers (the “Equity Commitment Letter”), pursuant to which the Borrowers have committed to contribute to Parent (or to an affiliate or affiliates of Parent (provided that such affiliate or affiliates immediately invests and contributes such cash in full to Parent)) an aggregate amount equal to $205 million in cash (the “Cash Contribution”), subject to the terms and conditions of the Equity Commitment Letter. The proceeds from the Equity Financing (as defined below) shall be used by Parent solely to fund the Merger Consideration payable to the Company’s stockholders and holders of Company Options and Company Restricted Stock pursuant to and in accordance with the Merger Agreement at closing, together with related fees and expenses of Parent and the Company.
We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (a) the satisfaction, or waiver at the Closing of all conditions precedent to the obligations of by Parent to consummate the transactions contemplated by the Merger Agreement as set forth therein, (b) the Debt Financing has been funded (or will be concurrently funded if the Cash Contribution is funded by Purchaser and HS Intermediate, LLC, a Delaware limited liability company), and (c) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the Acceptance Time (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement.
The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek specific performance to cause Parent to enforce the Borrowers’ obligation to fund the Cash Contribution, subject to the closing conditions set forth in the Equity Commitment Letter.
All obligations under the Equity Commitment Letter shall expire and terminate automatically and immediately upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the funding of the Cash Contribution by the Borrowers at the closing and (c) the Company or any of its controlled affiliates asserting any claim related to the Merger Agreement, or the transactions contemplated thereby, against the Borrowers, Parent, Merger Sub or any Parent related party.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.
Limited Guarantee. Concurrently with the execution and delivery of the Equity Commitment Letter, HS Midco, Inc., a Delaware corporation (“Guarantor”), provided to the Company a limited guarantee to absolutely, unconditionally and irrevocably guarantee, as a primary obligor, certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guarantee”), including payment of the Parent’s reverse termination fee subject to the terms and conditions set forth in the applicable provisions of the Merger Agreement and an amount equal to all of the liabilities and obligations of Parent or Merger Sub under the Merger Agreement (including certain reimbursement obligations under the Merger Agreement) when required to be paid by Parent or Merger Sub, pursuant to and in accordance with the Merger Agreement (collectively, the “Guaranteed Obligations”), provided that in no event will the aggregate liability of Guarantor under the Limited Guarantee exceed $11,055,000.00.
The obligations of Guarantor under the Limited Guarantee will terminate and cease to be of force and effect upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations and (c) 60 days following the termination of the Merger Agreement in accordance with its terms, unless one or more claims with respect to one or more Guaranteed Obligations has been asserted by the Company in writing against Guarantor prior to the end of such 60-day period, in which case the Limited Guarantee will continue in effect until the resolution of such claims and satisfaction, to the extent required, of such Guaranteed Obligations, whereupon the Limited Guarantee will terminate. In the event that the Company asserts in any litigation or other proceeding relating to the Limited Guarantee, that the provisions therein are illegal, invalid or unenforceable, in whole or in part, or asserts any theory of liability against the Guarantor or any former, current and future direct and indirect holders of any equity, controlling persons, directors, officers, employees, representatives, affiliates (other than any direct or indirect subsidiaries), members, managers, general or limited partners, stockholders and assignees of Guarantor (each, a “Guarantor Related Party” and collectively, the “Guarantor Related Parties”) other than a permitted claim, then (x) the obligations of the Guarantor under the Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under the Limited Guarantee, it shall be entitled to recover such payments from the Company and (z) neither Guarantor nor any Guarantor Related Party shall have any liability to the Company with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement or the Limited Guarantee.
This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.
Debt Financing. Borrowers have received a debt commitment letter (“Debt Commitment Letter”), dated July 30, 2020, from Jefferies Finance LLC, Golub Capital LLC, Ares Capital Management LLC and credit funds affiliated with Charlesbank Capital Partners LLC (together with their affiliates, collectively, the “Debt Financing Sources”) to provide, subject to the conditions set forth therein, to Borrowers up to $205 million comprised of (i) a first lien incremental facility in an aggregate principal amount equal to the Eurodollar equivalent (denominated in Euros) of $145 million, and (ii) a second lien incremental facility in an aggregate principal amount of $60 million (denominated in US Dollars) for the purpose of financing the Offer and the Merger, financing the repayment of certain of the existing indebtedness of the Company, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and, for providing working capital and for other general corporate purposes. We refer to the financing contemplated by the Debt Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Debt Financing.”
The commitment of the Debt Financing Sources with respect to the credit facilities expires upon the earliest of (such earliest date being the “Outside Date”) (i) January 26, 2021, (ii) the date on which the closing actually occurs (“Closing Date”), (iii) five (5) Business Days following the termination of the Merger Agreement in accordance with its terms without the funding of the incremental facilities and (iv) the consummation of the Merger without the funding of the incremental facilities. Upon the occurrence of the Outside Date, the Debt Commitment Letter and the commitments of each of the Commitment Parties thereunder and the agreement of the lead arrangers to provide the services described therein will automatically terminate unless each of the commitment parties (as to itself) shall, in its discretion, agree to an extension in writing of its commitment. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase. Each of Parent and Merger Sub has agreed to use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Merger Sub must use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount that, when taken together with the aggregate amount of the Equity Financing would be sufficient to make the required payments or such unavailable portion thereof on terms that are not materially less favorable in the aggregate to Parent and Merger Sub (and their respective affiliates) than as contemplated by the Debt Commitment Letter.
Although the Debt Financing described in this Offer to Purchase is not subject to a due diligence or “market out,” such financing may not be considered assured. As of July 31, 2020, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available.
Other Agreements. The description of certain agreements and business relationships among Parent and its affiliates and the Company and its affiliates is provided below and in the Offer to Purchase under “The Merger Agreement and Other Agreements”, which section is incorporated herein by reference.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation Recommendation. The Company Board, after careful consideration and consultation with its financial and legal advisers, has unanimously determined that it is fair to and in the best interests of the stockholders of the Company, to enter into the Merger Agreement and to consummate the Offer and the Merger. Accordingly, at a meeting of the Company Board held on July 19, 2020, the Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders, and approved and declared advisable the Merger Agreement, the Offer, the Merger and the Transactions; (ii) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) recommended that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.
Based on the reasons described in more detail below under the heading “—(c) Reasons for the Merger; Recommendation of the Company Board; Fairness of the Merger”, the Company Board, on behalf of the Company, unanimously recommends that stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. In reaching the conclusions and in making the recommendation described above, the Company Board took into account a number of reasons, which are described under the headings “—(b) Background of the Offer and the Merger” and “—(c) Reasons for the Merger; Recommendation of the Company Board; Fairness of the Merger.”
A copy of the joint press release issued by the Company and Parent on July 20, 2020, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.
(b) Background of the Offer and the Merger.
The following chronology summarizes key events and contacts that led to the execution of the Merger Agreement. It does not purport to catalogue every conversation among the Company Board, members of our management, or the representatives of any of the foregoing and other parties with respect to the Merger.
As part of their evaluation of our businesses and plans, the Company Board and senior management regularly consider a variety of potential strategic and financing options and transactions, all in a continued effort to enhance stockholder value.
In the ordinary course of its business, the Company Board, with the assistance of the Company’s senior management and the Company’s advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company’s strategy as a stand-alone company, a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to enhance stockholder value, as well as a review of the potential benefits and risks associated with each such course of action.

In March 2019, the Company Board met in person to discuss various strategic alternatives presented by representatives of Stephens Inc., an investment bank (“Stephens”). The Company Board and the Stephens team discussed possible strategic alternatives for the Company, including, a status quo case, a dividend recapitalization, possible acquisitions and a sale or leveraged buyout of the Company. The Company Board determined to explore a potential sale of the Company (the “2019 Process”) and engaged Stephens to advise it in this effort.
In April 2019, HelpSystems and Company D (as defined below) contacted Robert Alpert, Interim CEO of the Company at the time, and expressed unsolicited interest in exploring a possible acquisition of the Company. In early May 2019, HelpSystems and Company D executed Non-Disclosure Agreements, which included standstill provisions (each, an “NDA”) with the Company and received certain Company non-public information. In November 2018, HelpSystems had previously made an unsolicited non-binding proposal to acquire all outstanding equity interests of the Company for a price of $4.90 per Share, which the Company had rejected.
During April 2019, the Company Board considered the Company’s performance and availability of cash, and determined that a return of capital to stockholders was advisable. The Company Board approved the payment of a special dividend of $0.50 per Share, with a record date of May 13, 2019 and a payment date of May 28, 2019, resulting in a return of capital to stockholders of approximately $8.6 million.
In connection with the 2019 Process, in late May and June 2019 Stephens contacted 163 parties, including both potential strategic acquirers and financial sponsors, on behalf of the Company. A total of 78 parties executed an NDA and received a Company Confidential Information Memorandum. A total of seven parties (not including HelpSystems or Company D), submitted indications of interest (“IOIs”), which reflected a preliminary proposed enterprise value range of $121 million - $210 million.
On July 1, 2019, HelpSystems informed Stephens that it did not intend to submit an IOI at that time.
Beginning July 11, 2019, after consultation with Mr. Alpert, Stephens reached out to the six of the seven parties that had submitted the highest IOIs to arrange management meetings. One of these parties canceled its scheduled meeting and passed on the opportunity. Ultimately, four of the remaining five parties determined to pass and did not submit a final bid. One party submitted a bid that was significantly lower than the Company’s then current enterprise value and the Company advised the party that such a bid was insufficient and discussions terminated.
On August 16, 2019, the Company Board held a telephonic meeting to discuss the status of the 2019 Process. The Company Board acknowledged that a sale transaction was unlikely, since no viable bids were received in the 2019 Process. Accordingly, the Company Board discussed exploring another strategic alternative for the Company, a special dividend to stockholders.
On August 26, 2019, the Company engaged Stephens to explore a special dividend transaction (the “Special Dividend Transaction”) to be funded in part with new Company debt. On November 18, 2019, the Company publicly announced the establishment of a new $55 million credit facility and the payment of a special dividend of $3.35 per Share (the “Special Dividend”), with a record date of November 29, 2019 and a payment date of December 5, 2019, resulting in a return of capital to stockholders of approximately $62 million.
In October 2019, Stephens reached out to two potential acquirers at the request of the Company. Stephens provided these parties with an updated Company presentation and answered various due diligence questions. In December 2019, both parties indicated to Stephens that they did not intend to submit a bid.
From October 2019 through January 27, 2020, the Company and HelpSystems engaged in discussions regarding a possible acquisition of the Company. The discussions with HelpSystems included a management presentation containing Company financial and other information that, among other things, reflected the Special Dividend Transaction, meetings with senior management of the Company and responses to various follow-up requests for due diligence information.
On January 27, 2020, a HelpSystems representative informed Stephens that HelpSystems had decided to pass on the opportunity.
On January 29, 2020, management advised the Company Board in a telephonic meeting that, based on Stephens’ extensive canvass of potential parties, there were no interested buyers of the Company for the various reasons described above. After discussion, the Company Board terminated the 2019 Process.

2020 Discussions with Parties Other Than HelpSystems
After the Company Board terminated the 2019 Process on January 29, 2020, the Company and Stephens’ representatives received and responded to multiple in-bound inquiries about the Company from various parties, resulting in the Company entering into a total of five additional NDAs (including amendments or extensions to NDAs previously executed) in connection with a possible transaction from the period of Febuary 14, 2020 to July 19, 2020.
In addition, as the 2020 discussions with HelpSystems (described under “HelpSystems Discussions” below) gained traction, Stephens’ representatives again contacted each of the participants that submitted IOIs in the 2019 Process to determine whether any of them had any interest in pursuing a potential transaction with the Company.
During this period, the Company and Stephens’ representatives had substantive discussions about a possible sale transaction with 14 parties, including ten (including HelpSystems) that had participated in the 2019 Process and all seven parties that had submitted IOIs in the 2019 Process, as described below.
Company A Discussions
In February 2020, Stephens’ representatives met with senior management members of Company A to discuss company acquisition ideas, in light of Company A’s recent acquisitions. Management of Company A expressed interest in learning more about the Company, citing the Company’s strong historical financial performance. Company A executed an NDA and received certain Company non-public information and received a presentation. On February 25, 2020, Company A met with senior management of the Company.
On May 29, 2020, the Company informed Stephens’ representatives that it was passing on the opportunity, citing lack of clarity regarding the Company’s growth, a lack of anticipated synergies with its business and perceived high risk given the state of the overall market due to the COVID-19 pandemic.
Company B Discussions
In March 2020, Stephens received an unsolicited email inquiry from Company B, one of the parties that had participated in the 2019 Process, expressing renewed interest in the Company. Company B had previously executed an NDA, received certain Company non-public information and spoke with senior management of the Company. In March 2020, Company B had a call with Stephens’ representatives to discuss their renewed interest and Company B was provided with an updated information package.
On March 26, 2020, Company B notified Stephens by email that it was passing on the opportunity, citing the size of the required investment relative to its fund size, perceived challenges posed by a take-private transaction for a private equity firm generally and market risks associated with the developing COVID-19 pandemic.
Company C Discussions
In March 2020, a representative of Company C expressed to Mr. Alpert unsolicited interest in exploring an acquisition of the Company. Company C executed an NDA and received certain Company non-public information. Discussions ensued in March and April 2020. Company C requested additional due diligence and a management call was held on March 31, 2020. Following the management call, Company C and Stephens’ representatives discussed the information provided to Company C. With the Company’s consent, Company C also spoke to the Company’s lender, JPMorgan Chase Bank, N.A., to discuss the possible availability of additional debt to support a transaction.
On May 6, 2020, Company C representatives telephoned Stephens and conveyed that they were passing on the opportunity, citing the perceived difficulties of completely converting the Company’s business model to SaaS and obtaining additional leverage, indicating that if they were to make an offer it would have been in the $7.00 - $8.00 per Share range.
Company D Discussions
In April 2020, Mr. Alpert received an unsolicited email from Company D, which had participated in the 2019 Process, expressing renewed interest in a possible transaction, based on the Company’s growth and progress made since Company D initially passed on the opportunity. In connection with the 2019 Process, Company D had executed an NDA and received certain Company non-public information.

On April 8, 2020, Mr. Alpert and Company D discussed by telephone the Company’s business and the potential opportunity. Following this discussion, Stephens’ representatives had two telephone calls with Company D.
On May 12, 2020, senior management of the Company met by video conference call with representatives of Company D and Stephens to discuss the Company’s business. At Company D’s request, on May 15, 2020, senior management of the Company met by video conference call with representatives of Company D and Stephens for a Company product demonstration and technical discussion.
On May 29, 2020, Company D representatives informed Stephens’ representatives in a telephone call that Company D was passing on the opportunity, citing uncertainty regarding differentiation of the Company’s solution in the marketplace, the Company’s reliance on price increases for recent growth and lack of confidence in the Company’s future prospects to grow through customer acquisition. Company D representatives noted that its current Company valuation estimate was “closer to the middle or lower end” of the previously communicated $8.00 - $8.99 per Share range, and Company D could not in any event value the Company at more than $8.99 per Share.
Company E Discussions
In May 2020, Company E’s financial advisor contacted Mr. Alpert to express interest in the Company. Company E executed an NDA and received certain Company non-public information. Company E’s financial advisor noted Company E’s possible interest in a private investment in public equity (PIPE) transaction to fund a suitable acquisition by the Company, if one were identified, perhaps as an alternative to an acquisition of the Company. The Company Board considered and determined it was not interested in pursuing such transaction.
On May 31, 2020, Company E representatives informed Stephens’ representatives in an email that Company E was passing on the opportunity, citing lack of Company growth outside of recent maintenance and support price increases, an unclear add-on acquisition path and their reluctance to do more work on a possible transaction in a potentially competitive situation.
Discussions with Other Participants in 2019 Process (Companies F, G, H, I, J, K, and L)
From May 27, 2020 through May 29, 2020, Stephens’ representatives contacted by telephone all other parties that had submitted indications of interest in the 2019 Process, or in one case, prior to the 2019 Process. By June 16, 2020, all such parties had communicated to Stephens that they were declining to re-engage in discussions about a potential transaction to acquire the Company for various reasons.
Company M Discussions
In June 2020, Mr. Alpert received an unsolicited email from Company M expressing possible interest in a take-private transaction with the Company. In early July, Company M executed an NDA and received certain Company non-public information. Company M subsequently advised Stephens’ representatives that they were not interested in pursuing a transaction.
HelpSystems Discussions
On April 20, 2020, Jim Cassens, President of HelpSystems, emailed Stephens’ representatives to set up a call to discuss the Company.
On April 22, 2020, Mr. Cassens and Stephens’ representatives discussed by telephone HelpSystems’ potential interest in the Company as well as the Company’s recent results and outlook for the remainder of 2020 in light of the COVID-19 pandemic.
On April 28, 2020, Mr. Cassens emailed Stephens’ representatives, expressed a desire to move forward to evaluate the opportunity and outlined certain data requests that would need to be fulfilled in order for HelpSystems to submit an IOI.
On May 3, 2020, Stephens provided Mr. Cassens with an information package in response to the due diligence requests submitted on April 28, 2020.
On May 6, 2020, Stephens’ representatives had a telephone call with a representative of HelpSystems, to discuss HelpSystems’ due diligence process and its desire and ability to acquire the business.

In a telephone call on May 12, 2020, Mr. Cassens indicated to Stephens’ representatives a preliminary purchase price range of $8.50 - $9.50 per Share. Following this conversation, Stephens’ representatives and Mr. Alpert discussed HelpSystems’ verbal indication and possible responses.
In a telephone call on May 13, 2020, Stephens’ representatives advised Mr. Cassens that HelpSystems should consider raising its preliminary purchase price range prior to submitting a written IOI.
On May 15, 2020, HelpSystems submitted a written IOI with a preliminary purchase price range of $9.00 - $9.50 per Share. The IOI identified additional information that would be needed by HelpSystems to refine its preliminary purchase price range and arrive at a definitive price.
On May 18, 2020, the Company Board held a meeting to review HelpSystems’ proposal, and to receive an update from Stephens’ representatives regarding the discussions that they had with HelpSystems and with other potentially interested parties.
From mid-May 2020 through July 19, 2020, the Company and Stephens’ representatives engaged in numerous due diligence telephone calls with, and provided extensive additional due diligence materials to, HelpSystems and its attorneys, accountants and other advisors. On May 19, 2020, HelpSystems was granted access to the Company’s virtual data room, which contained extensive due diligence information.
During this period, a draft of the Merger Agreement was posted to the Company’s virtual data room and made available to HelpSystems. Legal counsel for the parties discussed certain deal terms of the Merger Agreement and related transaction documents, including, among other things, the inclusion of a “go-shop” provision, whether the transaction would be structured as a tender offer and the timing of the HSR filing.
On May 26, 2020, Stephens and HelpSystems held a call to discuss due diligence activity and to encourage HelpSystems to provide a refined offer reflecting the extensive due diligence completed.
On May 27, 2020, HelpSystems submitted a revised IOI with a proposed purchase price of $9.35 per Share.
On May 28, 2020, Mr. Alpert and Stephens’ representatives discussed the revised HelpSystems IOI and possible responses.
On May 30, 2020, Mr. Alpert and Harry Taylor, a director of 2019 HS Topco LP, HelpSystems’ parent entity, spoke by telephone regarding HelpSystems’ revised IOI and its proposed purchase price of $9.35 per Share. Mr. Alpert told Mr. Taylor that, based on prior discussions with the Company Board, the proposed purchase price would likely be unacceptable to the Company Board, but both parties agreed to continue the due diligence process and discussion of other transaction terms and defer further price negotiations until the parties had made additional due diligence progress.
On June 16, 2020, Goodwin Procter LLP, counsel to HelpSystems, sent initial comments on the draft Merger Agreement to Olshan Frome Wolosky LLP.
On June 19, 2020, Mr. Cassens discussed with representatives of Stephens certain additional information HelpSystems would need in order to consider whether it was willing to consider potentially increasing its proposed purchase price, including information about results for the quarter ending June 30, 2020.
On June 19, 2020, Olshan Frome Wolosky LLP sent a revised draft of the Merger Agreement to Goodwin Procter LLP.
On June 22, 2020, the Company Board convened to discuss HelpSystems’ negotiations and other discussions with interested parties, including the additional information requested by HelpSystems.
In early July, 2020, the Company provided to HelpSystems the Company’s preliminary second quarter 2020 financial statements and certain related information.
On July 3, 2020, Goodwin Procter LLP sent a revised draft of the Merger Agreement.
On July 5, 2020, Matt Reck, Chief Financial Officer of HelpSystems, and Stephens’ representatives had a telephone discussion regarding the Company’s second quarter 2020 results. Mr. Reck requested a call with the Company to discuss the software license revenue miss compared to the Company’s plan.

On July 7, 2020, Mr. Alpert, Mark Hood, Chief Operating Officer of the Company and Michael Canavan, Executive Vice President of Sales & Marketing of the Company, had a telephone conversation with Mr. Reck and other HelpSystems representatives, as well as Stephens’ representatives, principally about the Company’s software license sales opportunities that slipped from the second quarter into the third quarter of 2020 and the Company’s outlook for the remainder of 2020.
On July 9, 2020, Mr. Cassens reported to Stephens’ representatives in a telephone call that the HelpSystems’ board had convened and confirmed its previously proposed purchase price of $9.35 per Share. Mr. Cassens cited the board’s concerns about the second quarter 2020 software license revenue miss and the outlook for the remainder of 2020 as the principal reasons the board was unwilling to improve its bid.
In the evening of July 9, 2020, Mr. Alpert and Stephens’ representatives spoke by telephone to discuss HelpSystems’ reaffirmed proposal and possible responses.
On July 10-12, 2020, Mr. Alpert and Stephens’ representatives further discussed by telephone possible responses to enable HelpSystems to raise its current bid.
On July 13, 2020, the Company Board met to consider HelpSystems’ current proposal and possible responses. Later that day, Stephens’ representatives had a telephone call with Mr. Cassens, Mr. Reck and other HelpSystems representatives in which Stephens discussed information supporting the Company’s position that HelpSystems should increase its bid.
In the evening of July 13, 2020, Mr. Cassens, Mr. Reck and other HelpSystems representatives reported to Stephens’ representatives in a telephone call that HelpSystems had just had a brief call with members of HelpSystems’ board, concluded that the Company and HelpSystems were too far apart in price negotiations and instructed the HelpSystems team to stop work on the transaction.
Later in the evening of July 13, 2020, and again on the morning of July 14, 2020, Mr. Alpert discussed with Stephens’ representatives the most recent communication from HelpSystems and possible responses.
On the morning of July 14, 2020, Mr. Alpert spoke by telephone with Mr. Taylor about the status of the negotiations, and strongly encouraged Mr. Taylor to support an increase in HelpSystems’ proposed price.
In the afternoon of July 14, 2020, Mr. Cassens and Mr. Reck reported to Stephens’ representatives in a telephone call that the HelpSystems board had considered Mr. Taylor’s input and was willing to raise its offer to $9.50 per Share, but that price represented HelpSystems’ best and final offer.
After hearing a report from Stephens’ representatives, later in the afternoon of July 14, 2020, Mr. Alpert then spoke again by telephone with Mr. Taylor and confirmed that HelpSystems was in fact willing to increase its offer to $9.50 per Share, but was unwilling to pay more than that amount.
After speaking with Mr. Alpert, in the late afternoon of July 14, 2020, Stephens’ representatives contacted Mr. Cassens, Mr. Reck and other HelpSystems representatives by telephone to convey the Company’s willingness to move forward based upon a price of $9.50 per Share, assuming agreement on certain key open Merger Agreement points, including the inclusion of a “go-shop” provision, subject to the Company Board’s approval.
On July 15, 2020, Olshan Frome Wolosky LLP circulated a revised draft of the Merger Agreement based on the business agreements from the July 14, 2020 telephone call.
From July 15, 2020 to July 19, 2020, the Company and its advisors completed negotiations regarding the Merger Agreement and related agreements, including the debt commitment letters delivered by Jefferies Finance LLC and certain credit funds affiliated with Charlesbank Capital Partners LLC to provide the financing required by HelpSystems to complete the transaction.
On July 18, 2020, the Company held a Company Board meeting, during which Stephens presented its overview of the pre-signing market check that had been conducted, including the 2019 Process and the 2020 discussions with multiple parties, as well as a brief review of certain key business terms of the Merger Agreement. Olshan Frome Wolosky LLP, counsel to the Company, made a presentation to the Company Board about certain other key Merger Agreement provisions. At the request of the Company Board, B. Riley Securities, Inc. (f/k/a B. Riley FBR, Inc.) (“B. Riley”) then reviewed with the Company Board B. Riley’s preliminary financial analyses with respect to the Company and the proposed Transaction. After extensive discussion, the Company Board adjourned without making a decision in order to allow members to consider the matter overnight.

On July 19, 2020, the Company Board reconvened to further consider the proposed Merger Agreement and related agreements. At the request of the Company Board, representatives of B. Riley reviewed its financial analyses with respect to the Company and the proposed Transaction. Thereafter, at the request of the Company Board, B. Riley orally rendered its opinion to the Company Board (which was subsequently confirmed in writing by delivery of B. Riley’s written opinion addressed to the Company Board dated July 19, 2020), as to, as of such date, the fairness, from a financial point of view, to the holders of Company Common Stock other than HelpSystems, Merger Sub and their respective affiliates of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company Board then unanimously approved the Merger Agreement and related agreements, and the consummation of the Transactions contemplated thereby.
Later on July 19, 2020, all parties signed and delivered the Merger Agreement and related agreements.
On July 20, 2020, the Merger Agreement between the Company and HelpSystems and the commencement of the “go-shop” was publicly announced.
Go-Shop Process
In accordance with the go-shop provisions of the Merger Agreement, on July 20, 2020 Stephens contacted on behalf of the Company 183 parties (“Go Shop Parties”), including both potential strategic acquirers and financial sponsors, to solicit Acquisition Proposals that might result in a Superior Proposal. As of July 31, 2020, the Company (acting through Stephens) had contacted 185 Go Shop Parties. Pursuant to the Merger Agreement, the Go-Shop Period (as defined herein) ends on August 24, 2020. As of July 31, 2020, the Company had not received any Acquisition Proposals.
For additional information regarding the background of the Offer, see “The Offer—Section 10—Background of the Offer; Past Contracts or Negotiations with the Company” in the Offer to Purchase.
(c) Reasons for the Merger; Recommendation of the Company Board; Fairness of the Merger.
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer and tender their Shares, the Company consulted with senior management, Olshan Frome Wolosky LLP, its outside legal advisor, Stephens, its financial advisor, and B. Riley, which provided a fairness opinion to the Company Board. In unanimously recommending that the Company stockholders accept the Offer and tender their Shares, the Company Board also considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance), each of which the Company Board believed supported its determination and recommendation:
•
The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations and concluded that the Offer Price is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated were the Company to remain independent and execute on its current standalone, single-product strategy. Among the potential risks identified by the Company Board were:

○
The continued uncertainty about the impact of COVID-19 (novel coronavirus) on the Company, its customers and the market, and its negative affect on the Company’s business momentum as performance has been below the Company’s 2020 budget.

○
The Company is involved in a mature market with larger players and competitors which are part of larger organizations that often bundle their products together making it difficult for the Company to compete.

○	As a single-product Company, the Company is especially exposed to general market risk and technological obsolescence.
○
Research and development capabilities have been significantly reduced and any innovation will require reinvesting in the Company’s product in a more robust way with accompanying risk and impact on the Company’s cash flow and earnings.

○
There are future pressures building for the Company’s income statement in terms of increased cost and the Company would need to invest in sales and marketing in order to grow new software license sales.

○
The Company’s management team is currently working at full capacity and if the Company needed to undertake acquisitions and integration processes in order to continue its growth, this would add additional stress to the team and the Company’s infrastructure and necessarily lead to increases in compensation expenses.

•
Cash Tender Offer; Certainty of Value. The consideration to be received by the Company’s stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value. The receipt of cash consideration eliminates uncertainty and risk for the Company’s stockholders related to the continued execution of the Company’s business. The Company Board also considered that the terms of the Equity Commitment Letter (along with the Company’s right to seek specific performance of the Merger Agreement) provided substantial assurance of a successful closing.

•
Results of Strategic Review Process. The Offer and the Merger were the result of an extensive strategic review process overseen by the Company Board, which was terminated in January 2020. Subsequent to the termination of this process, the Company and Stephens’ representatives received and responded to multiple inbound inquiries from various parties and had substantive discussions about a possible sale transaction with a total of 14 parties prior to the approval of the Merger. The Company Board considered that Stephens contacted a total of 34 potential strategic acquirers and 134 financial acquirers concerning their interest in an acquisition of the Company, and that of these potential acquirers Parent made the proposal that the Company Board determined was in the best interests of stockholders for the reasons described herein.

•
Best Value Reasonably Obtainable. The belief of the Company Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the Company Board’s familiarity with the business, operations, prospects, business strategy, recent dividends and incurrence of indebtedness, assets, liabilities and general financial condition of the Company on a historical and prospective basis.

•
Opinion of B. Riley to the Company Board. The financial analysis reviewed by B. Riley with the Company Board as well as the oral opinion of B. Riley rendered to the Company Board on July 19, 2020 (which was subsequently confirmed in writing by delivery of B. Riley’s written opinion addressed to the Company Board dated July 19, 2020), as to, as of such date, the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Merger Sub and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement. B. Riley, as set forth in such opinion and as more fully described in the section of this Schedule 14D-9 statement captioned “—Opinion of Financial Advisor to the Company”;

•
Potential Strategic Alternatives. The (1) possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity, or pursuing another transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives; and (3) Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, financial, industry, legal, market and regulatory risks.

•
Return of Capital; Incurrence of Indebtedness. In May 2019 and December 2019, the Company paid a cash dividend of $0.50 per Share and the Special Dividend, respectively. To finance the Special Dividend, the Company entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., in its capacity as administrative agent, the lenders party thereto and the other loan parties thereto. The Credit Agreement provides for a term loan facility in the principal amount of $50,000,000 (the “Term Loan”) and revolving commitments in an aggregate principal amount of $5,000,000. The proceeds of the Term Loan were primarily used to fund the Special Dividend. As of the date of the Merger Agreement, approximately $46,875,000 is outstanding under the Term Loan.

•
Premium to Market Price. The Company Board perceived the Offer Price to be fair, considering among other things the recent market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Offer Price of $9.50 per Share payable in the Offer and the Merger represents a premium of approximately 16.0% over the closing price of $8.19 for the Shares on July 17, 2020 (the last trading day before public announcement of the Merger Agreement).

•
Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arms’-length negotiations, and the belief of the Company Board that the Merger Agreement contained terms that provided the Company with a high level of closing certainty. The factors considered include (subject to the terms and conditions of the Merger Agreement):

○
The Company’s ability to solicit Acquisition Proposals (as defined in the Merger Agreement), among other things, during the period (which is referred to as the “Go-Shop Period”) beginning on the date of the Merger Agreement and continuing until 12:01 a.m. on August 24, 2020 (the “No-Shop Period Start Date”) pursuant to the terms of the Merger Agreement, and following the No-Shop Period Start Date, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding Acquisition Proposals.

○	The Company’s view that the terms of the Merger Agreement would be unlikely to deter third parties from making a Superior Proposal (as defined herein).
○	The Company Board’s ability, under certain circumstances, to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer.
○
The Company Board’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement). In that regard, the Company Board believed that the termination fee of $5,527,500.00 (or $3,685,000.00 if the Merger Agreement is terminated prior to the No-Shop Period Start Date) payable by the Company in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

○
The reverse termination fee of $11,055,000.00 payable by Parent in certain circumstances and the other remedies available to the Company under the Merger Agreement and the Limited Guarantee guaranteeing payment thereof (subject to the terms and conditions of the Limited Guarantee).

○	The Company’s right to specific performance to enforce Parent’s and each Borrower’s obligation to cause the Equity Financing to be funded and to consummate the Merger.
○
The anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner.

•
Opportunity to Receive Alternative Proposals and to Terminate the Transaction in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to solicit alternative proposals during a 35 day “go-shop period” and receive unsolicited alternative acquisition proposals, and the other terms and conditions of the Merger Agreement, including:

○
The right, pursuant to a customary 35-day “go-shop” period, which began on July 19, 2020 and expires on the No-Shop Period Start Date to solicit alternative Acquisition Proposals from, and participate in discussions and negotiations with, third parties regarding any Alternative Acquisition Proposals.

○	The ability, under certain circumstances after the No-Shop Period Start Date, to furnish information to, and conduct negotiations with, third parties regarding Alternative Acquisition Proposals.
○	Parent’s obligation to pay the Company a termination fee of $11,055,000.00, if the Merger Agreement is terminated by the Company due to any breach of representations or covenants made by Parent, Merger Sub or the Borrowers that causes a closing condition not to be met (following notice and an opportunity to cure) or in certain circumstances in which all other closing conditions have been met, but Parent, Merger Sub or the Borrowers fail to close when required to do so under the Merger Agreement.
○
The Company’s ability to terminate the Merger Agreement in order to accept a Superior Proposal, subject to certain conditions of the Merger Agreement and paying Parent a termination fee of $5,527,500.00 (or $3,685,000.00 if the Merger Agreement is terminated prior to the No-Shop Period Start Date).

○
The fact that the Company Board believed that the termination fee of $5,527,500.00 (or $3,685,000.00 if the Merger Agreement is terminated prior to the No-Shop Period Start Date) payable by the Company in the circumstances described above, is reasonable, is within the market averages for such fees, and is not preclusive of, or a substantial impediment to, other offers.

•
Support Agreements. Senior Company management and current and former Company directors and their affiliates, who collectively hold approximately 33% of the outstanding Shares, agreed to tender their respective Shares in the Offer, and to appoint Parent as their irrevocable proxy to vote each of the Shares with respect to the Offer, on the terms provided for in the Merger Agreement and related Support Agreement.

The Company Board, in reaching its conclusions and making its recommendation, also considered the following countervailing factors:
•
No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as cash transactions means that the Company’s stockholders will not participate in the future earnings or growth of the Company and will not benefit from any appreciation in value of the Company after the Merger.

•
Taxable Consideration. The receipt of cash in exchange for Shares pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes for many of the Company’s stockholders.

•
Small Discounts to Certain VWAP Measurements. Due to increases in the market price of the Company Common Stock beginning a few weeks before the Merger Agreement was entered into, the consideration payable in the Offer and the Merger represents a small discount (1.4% - 2.8%) to the 30-, 60- and 90-day volume weighted average price (“VWAP”) of the Company Common Stock and a slight premium (1.5%) to the 180-day VWAP. The Company Board believes that such increases in the market price of the Company Common Stock could be attributable, to some extent, to the expectation of the inclusion of the Company Common Stock in the Russell 2000 stock index on June 26, 2020.

•
Risk Associated with Failure to Consummate the Offer and the Merger. The possibility that the Offer and the Merger might not be consummated, and if they are not consummated, that (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer and the Merger; (2) the Company will have incurred significant transaction and other costs; (3) the Company’s continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the reverse termination fee of $11,055,000.00 payable by Parent to the Company will not be available in all instances in which the Merger Agreement is terminated and the reverse termination fee may not be sufficient to compensate the Company for the damage suffered by its business as a result of the pendency of the Offer and the Merger or of the strategic initiatives forgone by the Company during this period; (6) the other contractual and legal remedies available to the Company in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (7) the potential adverse perception of the market on the Company’s prospects; and (8) the termination fee of $5,527,500.00 (or $3,685,000.00 if the Merger Agreement is terminated prior to the No-Shop Period Start Date) may become payable by the Company to Parent upon termination of the Merger Agreement under specified circumstances.

•	Interim Restrictions on the Company’s Business Pending the Completion of the Offer and the Merger. The restrictions on the conduct of the Company’s business prior to the consummation of the Offer and the Merger, which may delay or prevent the Company from undertaking strategic initiatives before the completion of the Offer and the Merger and that, absent the Merger Agreement, the Company might have pursued. The Company Board also considered the restrictions on soliciting other Acquisition Proposals prior to the consummation of the Offer and the Merger.
•
Effects of the Offer and the Merger Announcement. The effect of the public announcement of the Merger Agreement, including (1) effects on the Company’s sales, employees, customers, operating results and stock price; (2) the impact on the Company’s ability to attract and retain key management, sales and marketing and technical personnel; and (3) the potential for litigation in connection with the Offer and the Merger.

•
Termination Fee Payable by the Company. The requirement that the Company pay Parent a termination fee under certain circumstances following termination of the Merger Agreement, including if the Company Board terminates the Merger Agreement to accept a Superior Proposal. The Company Board considered the potentially discouraging impact that this termination fee could have on another company’s interest in making a competing proposal to acquire the Company.

•
Regulatory Approval. The Company Board considered the risks associated with obtaining antitrust consents and approvals, and the fact that the obligation of Parent to accept for payment and to pay for Shares tendered pursuant to the Offer is subject to a condition that there be no order by any governmental entity or other legal or regulatory restraint or prohibition preventing the consummation of the Offer.

The Company Board determined that the foregoing factors were outweighed by the potential benefits of the Transactions.
This discussion is not meant to be exhaustive. That is, it summarizes the material factors considered by the Company Board in its consideration of the Offer and the Merger. After considering these and other factors, the Company Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks. In light of the variety of factors considered by the Company Board and the complexity of these factors, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have assigned different relative weights to the different factors. The Company Board unanimously adopted and approved the Transactions and recommended that the Company’s stockholders tender their Shares pursuant to the Offer based upon the totality of the information presented to, and considered by, the Company Board. The foregoing discussion of the information and factors considered by the Company Board is forward-looking in nature. This information should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-looking Information” elsewhere herein.
(d) Certain Financial Projections.
The Company does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal year given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the Transactions, the Company’s management prepared certain non-public, internal financial projections regarding the Company’s anticipated future operations as a standalone business, based on assumptions that the Company’s management believed to be reasonable at the time, for the calendar years ending December 31, 2020 through 2024. The Company’s actual results for the last twelve months ended June 30, 2020 and the internal financial projections prepared by the Company’s management for the calendar years ending December 31, 2020 through 2024 are referred to in this Schedule 14D-9 as the “Projections.” The Projections were provided to the Company Board and also were provided to B. Riley, which was directed to use and rely on the Projections for purposes of its financial analyses and opinion. The final version of the Projections was based on completed financial information for the six months ended June 30, 2020. An earlier version of the Projections which was based on certain assumed numbers for the quarter ended June 30, 2020 was also circulated to the Company Board. There were no material differences between the final version and the earlier version. A summary of the Projections has been provided below. The summary of Projections (through the 2022 fiscal year) presented below (other than certain footnotes) was made available to Parent as part of its due diligence review of the Company.

The Projections were prepared neither with a view to public disclosure nor with a view to compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or United States generally accepted accounting principles (“GAAP”). The summary of the Projections is not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances, including the announcement of the Offer and the Merger, after the time they were prepared and presented to the Company Board.
Non-GAAP financial measures are included in the summary of the Projections. The Commission rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination like the Offer and the Merger if the disclosure is included in a document like this Schedule 14D-9. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the summary of the Projections.
The Projections were prepared by, and are the responsibility of, the Company’s management. Neither Weaver and Tidwell, LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Projections for the calendar years ending December 31, 2020 through 2024 or the prospective financial information contained therein, and neither Weaver and Tidwell, LLP nor any other independent registered public accounting firm has expressed any opinion or given any form of assurance with respect to the reasonableness, achievability or accuracy of the Projections or otherwise with respect to the Projections or such information.
The Projections were prepared by senior management of the Company based on numerous estimates and assumptions. The 2020 amounts resulted from the Company’s annual budgeting process and reflect detailed sales and margin trends at the channel and category level as well as a zero-based budgeting approach to expenses, adjusted to reflect post-COVID-19 expectations. The 2021 through 2024 amounts resulted from the Company’s long-range planning process and more general market-level forecasts overlaid with specific initiative contributions. Key assumptions include revenue growth of 4.9%, 12%, 7.5%, 5.9% and 5.2% in 2020, 2021, 2022, 2023 and 2024, respectively, and EBITDA margins of 44.7%, 48.3%, 48.7%, 46.6% and 45.5% in 2020, 2021, 2022, 2023 and 2024, respectively.
The estimates and assumptions underlying the Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in Item 8 under “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its subsequent quarterly reports on Form 10-Q, all of which are difficult to predict and many of which are beyond the control of the Company. Such estimates and assumptions are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the date on which the Projections were prepared. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. There can be no assurance that the estimates, assumptions or projected results underlying the Projections will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. As a result, the Projections should not be considered necessarily predictive of actual future operating results and should not be relied on as such.

The following is a summary of the Projections:
	LTM 6/30/20	Projected
($ 000's)		2020E	2021E	2022E	2023E	2024E
Total Revenue	$40,404	$42,337	$47,415	$50,978	$53,992	$56,819
Growth		4.9%	12.0%	7.5%	5.9%	5.2%

EBITDA	$17,273	$18,905	$22,880	$24,812	$25,140	$25,850
Growth		9.6%	21.0%	8.4%	1.3%	2.8%
Margin	42.8%	44.7%	48.3%	48.7%	46.6%	45.5%

Adjustments:
(+) Stock-Based Compensation	1,874	2,473	3,065	3,294	3,652	3,920
(+) One Time Payment in Lieu of Stock Option Reset	1,314	—	—	—	—	—
(+) Certain Professional Fees	—	—	—	—	—	—
(+) Transaction Expenses	507	191	—	—	—	—
(+) Special Investigation Fees & Settlements	271	577	—	—	—	—

Adjusted EBITDA	$21,239	$22,146	$25,945	$28,106	$28,792	$29,770
Growth		3.5%	17.2%	8.3%	2.4%	3.4%
Margin	52.6%	52.3%	54.7%	55.1%	53.3%	52.4%
The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, Parent or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Projections are thereafter shown not to have been appropriate. None of the Company, or, to the knowledge of the Company, Parent intends to make publicly available any update or other revisions to the Projections. Additionally, none of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Projections or that projected results will be achieved.
(e) Opinion of Financial Advisor to the Company.
On July 19, 2020, B. Riley orally rendered its opinion to the Company Board (which was subsequently confirmed in writing by delivery of B. Riley’s written opinion addressed to the Company Board dated July 19, 2020), as to, as of such date, the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Merger Sub and their respective affiliates of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement.
B. Riley’s opinion was directed to the Company Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of B. Riley’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9, and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by B. Riley in connection with the preparation of its opinion. However, neither B. Riley’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Company Board, GlobalSCAPE, any security holder of GlobalSCAPE or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender Shares of Company Common Stock pursuant to the Offer.
In arriving at its opinion, B. Riley made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, B. Riley:
1.	reviewed the financial terms of a draft of the Merger Agreement dated July 18, 2020, the most recent draft made available to it;
2.	reviewed certain publicly available business and financial information relating to GlobalSCAPE;
3.	reviewed certain other business, financial and operating information relating to GlobalSCAPE, including the Projections prepared and provided to B. Riley by the management of GlobalSCAPE;
4.	spoke with certain members of the management of GlobalSCAPE and its advisors to discuss the business and prospects of GlobalSCAPE and the proposed Transaction;
5.	reviewed certain financial data for GlobalSCAPE and compared that data with similar data for companies with publicly traded equity securities that B. Riley deemed relevant;
6.
reviewed certain financial terms of the proposed Transaction and compared certain of those terms with the publicly available financial terms of certain business combinations and other transactions that B. Riley deemed relevant; and

7.	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that B. Riley deemed relevant.
As GlobalSCAPE was aware, B. Riley relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Management of GlobalSCAPE advised B. Riley, and at GlobalSCAPE’s direction B. Riley assumed, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of GlobalSCAPE with respect to the future financial performance of GlobalSCAPE. B. Riley expressed no view or opinion with respect to the Projections or the assumptions on which they were based. GlobalSCAPE advised B. Riley, and B. Riley assumed without undertaking any responsibility for the independent verification thereof, that the Projections were a reasonable basis on which to evaluate GlobalSCAPE and the proposed Transaction and, at GlobalSCAPE’s direction, B. Riley used and relied upon the Projections for purposes of its analyses and opinion. B. Riley also relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of GlobalSCAPE since the dates of the most recent financial statements and other information, financial or otherwise, provided to B. Riley that would be material to its analyses or opinion, and that there was no information or any facts or developments that would make any of the information reviewed by B. Riley incomplete or misleading. B. Riley also assumed, with GlobalSCAPE’s consent, that (i) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on GlobalSCAPE or the contemplated benefits of the Transaction; (ii) the representations and warranties made by the parties in the Merger Agreement were accurate and complete in all respects material to B. Riley’s analyses and opinion; (iii) each party to the Merger Agreement would perform all of its covenants and obligations thereunder; and (iv) the Transaction would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or provision thereof material to its analyses or opinion. B. Riley also assumed that the Merger Agreement, when executed by the parties thereto, would conform to the version reviewed by B. Riley in all respects material to its analyses.
B. Riley’s opinion only addressed the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Support Agreements to be entered into by GlobalSCAPE’s directors, executive officers, affiliates and certain other beneficial owners; the solvency or fair value of GlobalSCAPE, Parent or any other entity or person or their respective assets or liabilities under any laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; any tax implications of the Transaction to GlobalSCAPE or its security holders or any other party; the fairness of any portion or aspect of the Transaction to the current holders of any class of securities, creditors or other constituencies of GlobalSCAPE, Parent or to any other party; or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Transaction, or class of such persons, relative to the Offer Price or otherwise.
B. Riley did not express any opinion or provide any advice, counsel or interpretation with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. B. Riley assumed that any such opinions, advice, counsel or interpretations had been or would be obtained by GlobalSCAPE from appropriate professional sources. Furthermore, B. Riley, with GlobalSCAPE’s consent, relied upon the assessments by GlobalSCAPE and its other advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to GlobalSCAPE and the Transaction.
B. Riley’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Although subsequent developments could affect its opinion, B. Riley does not have any obligation to update, revise or reaffirm its opinion. As GlobalSCAPE was aware, the credit, financial and stock markets were experiencing significant volatility and B. Riley expressed no opinion or view as to any potential effects of such volatility on GlobalSCAPE or the Transaction. B. Riley was not requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of GlobalSCAPE or any other party, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, or (iii) advise the Board, GlobalSCAPE or any other party with respect to alternatives to the Transaction. B. Riley’s opinion did not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to GlobalSCAPE or any other party to the Transaction, nor did it address the underlying business decision of the Company Board, GlobalSCAPE or any other party to proceed with the Transaction. Furthermore, in connection with its opinion, B. Riley was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of GlobalSCAPE or any other party, nor was B. Riley provided with any such appraisal or evaluation.
In preparing its opinion to the Company Board, B. Riley performed a variety of analyses, including those described below. The summary of B. Riley’s analyses is not a complete description of the analyses underlying B. Riley’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither B. Riley’s opinion nor its underlying analyses is readily susceptible to summary description. B. Riley arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching B. Riley’s overall conclusion with respect to fairness, B. Riley did not make separate or quantifiable judgments regarding individual analyses. Accordingly, B. Riley believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying B. Riley’s analyses and opinion.
In performing its analyses, B. Riley considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in B. Riley’s analyses for comparative purposes is identical to GlobalSCAPE or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied value reference ranges indicated by

B. Riley’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of GlobalSCAPE. Much of the information used in, and accordingly the results of, B. Riley’s analyses are inherently subject to substantial uncertainty.
B. Riley’s opinion was only one of many factors considered by the Board in evaluating the proposed Transaction. Neither B. Riley’s opinion nor its analyses were determinative of the Offer Price or of the views of the Company Board or management with respect to the Transaction or the Offer Price. The type and amount of consideration payable in the Transaction were determined through negotiation between GlobalSCAPE and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board.
Financial Analyses
The following is a summary of the material financial analyses performed by B. Riley in connection with the preparation of its opinion and reviewed with the Company Board on July 19, 2020. The order of the analyses does not represent relative importance or weight given to those analyses by B. Riley. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of B. Riley’s analyses.
For purposes of its analyses, B. Riley reviewed a number of financial metrics, including:
•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities plus the amount of debt outstanding, preferred stock and non-controlling interests, and less the amount of cash and cash equivalents on its balance sheet.

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.
•
Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, as adjusted for stock-based compensation and certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Company Common Stock and the common stock of the selected companies listed below as of July 17, 2020, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration in the announced transaction and other publicly available information at the time of the announcement. The estimates of the future financial performance of GlobalSCAPE relied upon for the financial analyses described below were based on the Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.
Selected Companies Analysis. B. Riley reviewed certain financial data for selected companies with publicly traded equity securities that B. Riley deemed relevant. The financial data reviewed included:
•	Enterprise value as a multiple of estimated revenue for the year ending December 31, 2020, or “2020E Revenue”;
•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending December 31, 2020, or “2020E Adjusted EBITDA”;
•	Enterprise value as a multiple of estimated revenue for the year ending December 31, 2021, or “2021E Revenue”; and
•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending December 31, 2021, or “2021E Adjusted EBITDA.”

The selected companies and corresponding multiples were:
Enterprise Value /
	Revenue		Adjusted EBITDA
	2020E	2021E	2020E	2021E
Oracle Corporation	5.1x	5.0x	10.4x	10.3x
International Business Machines Corporation	2.2x	2.2x	9.4x	8.6x
VMware, Inc.	5.3x	4.8x	15.1x	13.5x
Infosys Limited	3.8x	3.6x	15.1x	14.6x
Citrix Systems, Inc.	6.4x	6.3x	19.1x	18.6x
CGI Inc.	2.2x	2.1x	11.3x	10.8x
Akamai Technologies, Inc.	6.1x	5.7x	14.1x	13.1x
Science Applications International Corporation	1.0x	0.9x	11.0x	9.8x
DXC Technology Company	0.6x	0.6x	4.3x	3.3x
J2 Global, Inc.	2.6x	2.5x	6.8x	6.2x
Varonis Systems, Inc.	12.6x	10.5x	NM	NM
Progress Software Corporation	3.9x	3.9x	9.6x	9.5x
Axway Software SA	1.6x	1.6x	14.8x	NA
Absolute Software Corporation	4.1x	3.8x	18.9x	17.1x
“NM” refers to data not meaningful
“NA” refers to data not publicly available
Taking into account the results of the selected companies analysis and its experience and professional judgment, B. Riley applied selected multiple ranges of 2.0x to 5.0x to GlobalSCAPE’s estimated 2020E Revenue, 1.5x to 4.5x to GlobalSCAPE’s estimated 2021E Revenue, 7.5x to 12.0x to GlobalSCAPE’s estimated 2020E Adjusted EBITDA and 7.0x to 11.0x to GlobalSCAPE’s estimated 2021E Adjusted EBITDA. The selected companies analysis indicated implied value reference ranges per Share of Company Common Stock of $2.77 to $9.54 based on GlobalSCAPE’s estimated 2020E Revenue, $2.05 to $9.63 based on GlobalSCAPE’s estimated 2021E Revenue, $7.11 to $12.41 based on GlobalSCAPE’s estimated 2020E Adjusted EBITDA and $7.94 to $13.46 based on GlobalSCAPE’s estimated 2021E Adjusted EBITDA, as compared to the Offer Price of $9.50 per Share of Company Common Stock in the Transaction pursuant to the Merger Agreement.
Selected Transactions Analysis. B. Riley reviewed certain financial terms of certain transactions involving target companies that B. Riley deemed relevant. The financial data reviewed included:
•	Enterprise value as a multiple of revenue for the last twelve months available prior to the date of announcement, or “LTM Revenue”; and
•	Enterprise value as a multiple of EBITDA for the last twelve months available prior to the date of announcement, or “LTM EBITDA.”
The selected transactions and corresponding multiples were:
Transaction Value/ LTM
Date Announced	Acquiror	Target	Revenue	EBITDA
12/19/2019	Xperi Corporation	TiVo Corporation	2.9x	10.8x
12/17/2019	Francisco Partners, Evergreen Coast Capital Corp.	LogMeIn, Inc.	3.7x	12.5x
10/22/2019	Platinum Equity	Cision Ltd.	3.7x	11.4x
8/22/2019	VMware, Inc.	Pivotal Software, Inc.	4.3x	NM
2/11/2019	GB Group plc	IDology, Inc.	7.9x	18.5x
2/7/2019	Carbonite, Inc.	Webroot Inc.	2.9x	NA
11/27/2017	Thoma Bravo, LLC	Barracuda Networks, Inc.	3.8x	NM
11/8/2017	Schneider Electric Industries SAS	IGE+XAO SA	4.6x	16.3x
10/26/2017	Elliott Management Corporation	Gigamon Inc.	4.4x	NM
10/23/2017	Cisco Systems, Inc.	BroadSoft, Inc.	5.3x	NM

Transaction Value/ LTM
Date Announced	Acquiror	Target	Revenue	EBITDA
6/27/2017	Francisco Partners	Sandvine Corporation	2.9x	19.4x
6/21/2017	True Wind Capital	ARI Network Services, Inc.	2.7x	21.1x
5/1/2017	Wave Systems Corp.	Jive Software, Inc.	1.7x	NM
1/30/2017	Keysight Technologies, Inc.	Ixia	3.3x	21.0x
7/7/2016	Avast Software B.V.	AVG Technologies N.V.	3.4x	11.7x
4/18/2016	Silver Lake; Altaone Capital LLP	Cegid Group SA	2.1x	16.8x
9/13/2015	Vista Equity Partners LLC	Solera Holdings, Inc.	5.5x	15.2x
9/10/2015	Siris Capital Group, LLC	Premiere Global Services, Inc.	1.7x	13.2x
12/15/2014	Ontario Teachers’ Pension Plan Board; Thoma Bravo, LLC	Riverbed Technology, Inc.	3.4x	19.9x
9/15/2014	Micro Focus International plc	The Attachmate Group, Inc.	2.5x	7.6x
“NM” refers to data not meaningful
“NA” refers to not publicly available.
Taking into account the results of the selected transactions analysis and its experience and professional judgment, B. Riley applied selected multiple ranges of 2.8x to 4.4x to GlobalSCAPE’s revenue for the last twelve months ended June 30, 2020 and 11.5x to 19.0x to GlobalSCAPE’s EBITDA for the last twelve months ended June 30, 2020. The selected transactions analysis indicated implied value reference ranges per Share of Company Common Stock of $4.29 to $7.73 based on GlobalSCAPE’s revenue for the last twelve months ended June 30, 2020 and $8.84 to $15.74 based on GlobalSCAPE’s EBITDA for the last twelve months ended June 30, 2020, as compared to the Offer Price of $9.50 per Share of Company Common Stock in the Transaction pursuant to the Merger Agreement.
Discounted Cash Flow Analysis. B. Riley performed a discounted cash flow analysis of GlobalSCAPE based on the Projections. B. Riley applied perpetual growth rates ranging from 2.0% to 3.0% and discount rates ranging from 10.5% to 12.5%, taking into account its experience and professional judgment and a calculation of GlobalSCAPE’s weighted average cost of capital. The discounted cash flow analysis indicated an implied value reference range per Share of Company Common Stock of $9.10 to $13.05, as compared to the Offer Price of $9.50 per Share of Company Common Stock in the Transaction pursuant to the Merger Agreement.
Other Matters
B. Riley was engaged by GlobalSCAPE to provide an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Merger Sub and their respective affiliates of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company engaged B. Riley based on B. Riley’s experience and reputation. B. Riley is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by GlobalSCAPE, B. Riley became entitled to a fee of $250,000 upon the delivery of its opinion. No portion of B. Riley’s fee is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse B. Riley for certain expenses and to indemnify B. Riley, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to B. Riley’s engagement.
B. Riley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, B. Riley and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GlobalSCAPE, Parent, certain of their affiliates and any other company that may be involved in the Transaction. B. Riley and its affiliates have in the past provided, and may in the future provide, investment banking and other financial services to GlobalSCAPE and certain of its affiliates, for which B. Riley and its affiliates have received, or would expect to receive, compensation, including, during the past two years, having provided financial advisory services to GlobalSCAPE in connection with a leveraged recapitalization by GlobalSCAPE in November 2019, for which B. Riley and its affiliates have received aggregate fees of approximately $75,000. B. Riley and its affiliates may in the future provide investment banking and other financial services to Parent and certain of its affiliates, for which B. Riley and its affiliates would expect to receive compensation. B. Riley has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that advised GlobalSCAPE.
(f) Intent to Tender. To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or is subject to the instructions of a third party with respect to such tender, all of the Company’s directors and executive officers and their affiliates currently intend to tender into the Offer any Shares held or owned by them pursuant to the Support Agreements. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.	PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Under the terms of its engagement letter, the Company has agreed to pay Stephens a fee of approximately $4.6 million for its services, all of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse Stephens upon request, for Stephens’ out-of-pocket expenses incurred in connection with this engagement, including travel expenses, database fees, electronic data room fees, overnight delivery and courier fees, and the reasonable fees and disbursements of outside counsel. In addition, the Company has agreed to indemnify Stephens and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Stephens or any of its affiliates, against certain losses, claims, damages or liabilities, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Stephens’ engagement.
Information pertaining to B. Riley, which was engaged to provide a fairness opinion to the Company Board and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in Item 4 under “Opinion of Financial Advisor to the Company” and is hereby incorporated by reference in this Item 5.
The information contained in the Offer to Purchase concerning the retention of persons for the purpose of making solicitations on behalf of Merger Sub and Parent under “The Offer—Section 17—Fees and Expenses” is incorporated by reference herein.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
During the past 60 days, neither the Company nor any executive officer or director of the Company, nor, to the best of the Company’s knowledge, any other affiliate of the Company, has effected a transaction in Shares.
The summary of the Offer by Merger Sub and Parent contained in “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as described below and in Items 2, 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Notwithstanding the foregoing, during the Go-Shop Period, the Company and its representatives, subject to certain conditions, have the right to, among other things, following the execution of an acceptable confidentiality agreement, provide non-public information to, and engage or participate in negotiations or substantive discussions with, a person in respect of a written Acquisition Proposal after the date of the Merger Agreement that was not solicited in material breach of the Company’s obligations, if (and only if) the Company Board (or a committee thereof) concludes in good faith (after consultation with its financial advisor and outside legal counsel) that such

Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to lead to a Superior Proposal, and the failure to take the actions contemplated by the Merger Agreement would be inconsistent with the directors’ fiduciary duties pursuant to applicable law.
Notwithstanding the limitations applicable after the No-Shop Period Start Date, during that period the Company may under certain circumstances provide information to and participate in discussions or negotiations with respect to any unsolicited, bona fide written acquisition proposal that our Company Board has determined constitutes or would reasonably be expected to lead to a Superior Proposal and has determined that the failure to take such actions would be inconsistent with our Company Board’s fiduciary duties to the Company’s stockholders under applicable law. In general, a “Superior Proposal” means any written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is more favorable, from a financial point of view, to the Company stockholders (in their capacity as such) than the Merger (taking into account (i) any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), including the (A) identity of the person making the proposal; (B) likelihood of consummation in accordance with the terms of such proposal; and (C) all legal, financial (including the financing terms), regulatory, timing (including certainty of closing) and other aspects and risks of such proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.
(a) Appraisal Rights under the Delaware General Corporation Law. No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, stockholders who have not tendered into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE, NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be the fair value.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL, AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX B.
In addition, if the notice does not notify the stockholders of the effective date of the merger, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify the stockholders entitled to appraisal of the effective date of the merger; provided, however, that if such notice of the effective date of the merger is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, the notice of the effective date of the merger need only be sent to each stockholder who is entitled to appraisal rights and who has properly demanded appraisal of such stockholder’s shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 does not constitute notice of the effective date of the Merger under Section 262 of the DGCL. Accordingly, the Company will send a separate notice to any stockholder entitled to receive notice of the effective date of the Merger under Section 262 of the DGCL following the Effective Time.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of shares. A person who is the beneficial owner of shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps below properly and in a timely manner to perfect their appraisal rights.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
(i)
within the later of the consummation of the Offer (which will occur at the date and time the Shares are irrevocably accepted for purchase pursuant to and subject to the conditions of the Offer and Section 251(h)) and 20 days after the date of this Schedule 14D-9, deliver to the Company at 4500 Lockhill-Selma Road, Suite 150, San Antonio, Texas, 78249, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer; and
(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.
Any stockholder who tenders Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, the Offer to Purchase and related Letter of Transmittal, as applicable.
Appraisal Procedures.
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.
As provided under Section 262, the failure of a stockholder to make a written demand for appraisal (or the failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.
A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the Company (or the Surviving Corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given (a) within ten days after such stockholder’s request for such a statement is received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of shares seeking appraisal exceeds $1 million.
After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest on the amount determined to be the fair value will accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the Offer Price. In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive the Offer Price.
At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.
FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
(b) Stockholder Approval Not Required. The Company Board has approved and declared advisable the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Upon consummation of the Offer, the Company will not seek the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror and its affiliates (as defined in Section 251(h)(6)) hold at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
(c) Anti-Takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or subsequent to such time the business combination is (x) approved by the board of directors of the corporation and (y) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Company Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the transactions contemplated thereby.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Merger Sub, Parent, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Merger Sub, Parent, and their respective board of directors or other governing bodies shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub and Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.
In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.
(d) Regulatory Approvals. For information regarding any governmental and regulatory approvals that may be required in order to consummate the Offer and the Merger, including any pre-merger notifications under the HSR Act, see “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.
(e) Legal Proceedings. As of the date of this Schedule 14D-9, the Company is not aware of any legal proceedings relating to the Offer or the Merger.

(f) Trading Market; Dividends. The Shares are listed on NYSE American LLC (“NYSE”) under the symbol “GSB.” If the Merger is consummated, the Shares will no longer be listed on NYSE and will be deregistered under the Exchange Act. See “The Offer—Section 13—Certain Effects of the Offer” in the Offer to Purchase for information on the Company’s stock price trading and dividend history.
(g) Company Repurchases of Company Common Stock.
On August 20, 2018, the Company announced the launch of a tender offer to repurchase for cash up to $15 million in value of outstanding Shares of Company Common Stock (the “Repurchase Tender Offer”). The Repurchase Tender Offer expired on September 19, 2018 and resulted in the purchase of 4,011,013 Shares for an aggregate cost of approximately $16.8 million. Included with the Shares accepted for purchase were 439,585 Shares that the Company elected to purchase pursuant to the right to increase the size of the Repurchase Tender Offer by up to 2.0% of the outstanding Company Common Stock. On October 29, 2018, the Company Board authorized a stock repurchase program in compliance with Rules 10b5-1(c)(1)(i)(B) and 10b-18 under the Exchange Act, which resulted in the purchase of an additional 896,348 Shares at an approximate cost of $4.0 million.
On November 18, 2019, the Company announced that the Company Board authorized the repurchase of up to $5,000,000 of outstanding Company Common Stock, which is in addition to the approximately $640,000 remaining under the Company’s previous authorized repurchase program. Under the stock repurchase programs, the Company may repurchase Shares through authorized Rule 10b5-1 plans (which permits the Company to repurchase Shares when the Company might otherwise be precluded from doing so under insider trading laws), open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws including Rule 10b-18 of the Exchange Act.
(h) Certain Information Concerning the Company’s Directors and Executive Officers. Set forth below is certain current and historical biographical information covering at least the past five years for the Company’s directors and executive officers:
Directors
Robert H. Alpert. Mr. Alpert has served as GlobalSCAPE’s Chief Executive Officer since January 2020 and prior to this he served as the Company’s Interim Chief Executive Officer from March 2019 to January 2020. Mr. Alpert has nearly 30 years of executive and financial experience. He is the co-founder and principal of 210 Capital, LLC and the founder and general partner of RHA, Inc. He is also the Co-CEO and Chairman of the Board of P10 Holdings, Inc., an alternative asset management investment firm, Chairman of the Board of Crossroads Systems, Inc., a specialty finance holding company, and a director of Elah Holdings, Inc. Prior to founding 210 Capital, Mr. Alpert was the founder and portfolio manager of Atlas Capital Management, L.P., a long-short strategy investment adviser, from October 1995 to September 2015. Mr. Alpert was responsible for the investments and operations of Atlas. Mr. Alpert is also the co-founder of Homebuilder Capital Advisors, LLC, a real estate specialty finance company, and a director of Redpoint Insurance Group, LLC, a Texas property and casualty insurance company. Mr. Alpert received a B.A. from Princeton University in 1987 and an M.B.A. from Columbia University in 1990. Mr. Alpert’s extensive knowledge of finance and capital markets brings valuable insight to the Company Board. Mr. Alpert, together with C. Clark Webb and their affiliates, beneficially owns approximately 17.7% of our Company Common Stock. Mr. Alpert has served as a member of the Company Board since June 2018 and his current term as director of GlobalSCAPE expires in 2021.
Dr. Thomas E. Hicks. Dr. Hicks has 47 years of experience as an educator in the computer science field. He is currently an Associate Professor of Computer Science at Trinity University in San Antonio, Texas. He has served in that position since 1983. He is responsible for all of the software engineering courses at Trinity University where he also teaches courses in database design, networking and data communications, advanced website design and cloud computing. He has over 100 publications and/or conference presentations to his credit. Dr. Hicks is a graduate of West Virginia University where he received a Bachelor of Science in Secondary Education-Comprehensive Mathematics, a Masters of Science-Secondary and Elementary Mathematics Education, and an Educational Doctorate in Mathematics Education-Concentrations in Mathematics and Computer Science. Dr. Hicks’ extensive experience in the computer science field and software engineering provides valuable technical insight to the Company Board. Dr. Hicks has served as a member of the Company Board since 2016 and his current term as a director of GlobalSCAPE expires in 2022.

David L. Mann. Mr. Mann has been in the real estate development and home building business since his graduation from Southern Methodist University in 1975 where he earned a B.B.A. For the past twenty years, he has worked exclusively in the San Antonio, Texas market. Mr. Mann has broad business and finance experience and beneficially owns approximately six percent (6%) of our Company Common Stock. Mr. Mann has served as a member of the Company Board since June 2002 and his current term as a director of GlobalSCAPE expires in 2023.
C. Clark Webb. Mr. Webb is Co-CEO of P10 Holdings, Inc. and Co-Founder and Principal of 210 Capital, LLC. Previously, Mr. Webb was a Founder and Managing Member of P10 Capital Management, LLP and Co-Portfolio Manager of the Lafayette Street Fund, and a Partner at Select Equity Group, L.P. Mr. Webb holds a B.A. from Princeton University. Mr. Webb is currently Chairman of the Board of Elah Holdings, Inc. Chairman of the Board of Collaborative Imaging, LLC and a director of Crossroads Systems, Inc., and P10 Holdings, Inc. Mr. Webb brings extensive finance knowledge to the Company Board and, together with Robert H. Alpert and their affiliates, beneficially owns approximately 17.7% of our Company Common Stock. Mr. Webb has served as a member of the Company Board since June 2018 and his current term as director of GlobalSCAPE expires in 2021.
Executive Officers. In addition to Mr. Alpert, the Company’s executive officers are as follows:
Karen J. Young. Ms. Young has served as GlobalSCAPE’s Chief Financial Officer since August 2018 and prior to this she served as the Company’s Interim Chief Financial Officer from March 2018 to August 2018 and Controller from January 2015 to March 2018. From June 2014 to January 2015, Ms. Young was the owner of a CPA practice in which she provided accounting and managerial consulting services to businesses. Prior to operating her own CPA practice, Ms. Young served as Controller of PIC Business Systems, Inc., a provider of web-based integrated Enterprise Resource Planning solutions, where she worked from May 1995 to August 1999 and again from December 2001 to June 2014. At PIC Business Systems, Inc., Ms. Young prepared the company’s financial statements and was responsible for oversight of the company’s accounting department and other administrative functions. Between her time at PIC Business Systems, Ms. Young worked for a public accounting firm working mainly in the tax area. Ms. Young began her career at Valero Energy Corporation, an independent petroleum refiner, where she focused on budgeting and forecasting for the company and its subsidiaries. Ms. Young is a Certified Public Accountant with over 20 years of experience as a corporate controller. She has a B.B.A. in Accounting from The University of Texas at San Antonio and is a member of the Texas Society of Certified Public Accountants.
Mark C. Hood. Mr. Hood has served as our Chief Operating Officer since January 2020 and prior to this he served as the Company’s Executive Vice President of Operations from May 2019 to December 2019 and Vice President of Operations from August 2018 to May 2019. Until August 2018, he served as Executive Vice President of Crossroads Systems, Inc. From February 2015 to July 2017, he served as Executive Vice President of Corporate Development and previously served as Executive Vice President of Corporate Communications from January 2013 to January 2015. From 2009 to 2013, Mr. Hood was founder and CEO of MCH Advisors, and helped early stage technology clients design and launch sales and marketing programs in high-growth markets. From 1995 to 2009, Mr. Hood was CEO of Network Consulting Services, a master sales agency he launched to integrate services from multiple telecommunications companies. He also held Series 7, 65, and 66 securities licenses and served as General Partner of two equity investment funds. Mr. Hood earned a BBA in Marketing from Sam Houston State University and a MS in Technology Commercialization from The University of Texas at Austin, McCombs School of Business.
Michael P. Canavan. Mr. Canavan has served as GlobalSCAPE’s Executive Vice President of Sales and Marketing since March 2019 and prior to this he served as Vice President of Sales from October 2017 to March 2019. Prior to that he served as Vice President of Global Enterprise Services since joining the Company in July 2017. As Vice President of Sales and Marketing, Mr. Canavan is responsible for leading and overseeing all sales and marketing operations for GlobalSCAPE. Mr. Canavan brings a diverse background with more than 15 years of experience in sales, engineering, and product management to GlobalSCAPE. Prior to joining GlobalSCAPE in May 2017, Mr. Canavan served multiple roles with Kaspersky Lab North America starting in May 2010. The last role he held with the organization was as Senior Vice President, Sales. In that role, he was responsible for all business-to-business sales activities in North America, including leading channel and presales system engineering organizations. Mr. Canavan has also held various roles in sales, engineering and product management at Kaspersky Lab, Trend Micro and CDW, among others. Mr. Canavan graduated from Purdue University, Krannert School of Management with a Bachelor of Science in Economics and a Bachelor of Arts in Psychology.
David C. Mello. Mr. Mello has served as Executive Vice President of Technical Services since March 2019 and prior to this he served as Vice President of Technical Services from September 2017 to March 2019. He is responsible for leading the technical support, professional services, pre-sales engineering and MIS teams. Mr. Mello has more than 30 years of technical support and operations management experience and has held senior executive positions at several software and services organizations, across a variety of functional areas of responsibility. Prior to joining GlobalSCAPE, Mr. Mello served as Senior Vice President of Support and Services at Kaspersky Lab North America, where he also served on the North America executive team and was responsible for post-sales support of both consumer and business products. Mr. Mello has also held senior level support and operations roles at BiddingforGood, Kewill Systems and DNS Worldwide, among others. Mr. Mello graduated from Bentley University with a Bachelor of Science in Computer Information Systems and an Associate of Science in Business Management.
As of the date of this Schedule 14D-9, no director or executive officer of the Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers of the Company are citizens of the United States.
Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information regarding ownership of our Company Common Stock as of July 28, 2020, by
•	each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares of Company Common Stock;
•	each director of the Company;
•	our former President and Chief Executive Officer;
•	our current Chief Executive Officer;
•	each of the other named executive officers, as described below, of the Company; and
•	all executive officers and directors of the Company as a group.
Unless otherwise indicated in the footnotes below, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

Applicable percentage ownership is based on 18,782,318 Shares of Company Common Stock outstanding as of July 28, 2020. In computing the number of Shares of Company Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all Shares of Company Common Stock subject to Company Options or Company Restricted Stock held by that person that are currently exercisable or will vest or are exercisable within 60 days of July 28, 2020.
Shares Beneficially Owned as of July 28, 2020
Name of Beneficial Owner	Common Shares Currently Owned (# of shares)	Common Shares That May Be Acquired By Exercise of Stock Options (# of shares)	Total Common Shares Held (# of shares)	Additional Common Shares That May Be Acquired within 60 Days of July 28, 2020 (# of shares)	Total Beneficial Ownership (# of shares)	Percentage of Class
210/GSB Acquisition Partners, LLC et. al.	3,268,900(1)	—	3,268,900	—	3,268,900	17.40%
C. Clark Webb	3,330,407(2)	—	3,330,407	—	3,330,407	17.73%
Robert H. Alpert	3,319,517(3)	—	3,319,517	—	3,319,517	17.67%
Thomas W. Brown	1,545,368(4)	—	1,545,368	—	1,545,368	8.23%
Long Path Smaller Companies Fund, LP	1,286,872(5)	—	1,286,872	—	1,286,872	6.85%
Renaissance Technologies LLC	1,228,390(6)	—	1,228,390	—	1,228,390	6.54%
David L. Mann	1,155,261(7)	—	1,155,261	—	1,155,261	6.15%
Dr. Thomas G. Hicks	67,000	—	67,000	—	67,000	*
Matthew C. Goulet	17,000(8)	—	17,000	—	17,000	*
Michael P. Canavan	23,961	92,735	116,696	8,335	125,031	*
David C. Mello	25,039	—	25,039	—	25,039	*
All current directors and executive officers as a group (8 persons)		111,191	4,767,073	8,335	4,775,408	25.26%
*	Less than one percent
(1)
Based on information set forth in Schedule 13D/A (Amendment No. 6) filed on July 21, 2020, 210/GSB holds directly 3,268,900 Shares of Company Common Stock of GlobalSCAPE. 210/GSB is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. RHA Partners is managed by its general partner RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210/GSB may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the Shares of the Company Common Stock that it holds. The address of 210/GSB and Messrs. Webb and Alpert is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

(2)
In addition to the 3,268,900 Shares of Company Common Stock owned by 210/GSB, Mr. Webb holds directly 61,507 Shares of Company Common Stock. Mr. Webb has sole voting and dispositive power over the 61,507 Shares of Company Common Stock that he holds directly.

(3)
In addition to the 3,268,900 Shares of Company Common Stock owned by 210/GSB, Mr. Alpert holds directly 32,972 Shares of Company Common Stock and Atlas Capital Management, L.P. (“ACM”) holds directly 17,645 Shares of Company Common Stock. ACM is managed by its general partner, RHA Investments. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with RHA Investments over the 17,645 Shares of Company Common Stock owned by ACM.

(4)	Includes 650 Shares owned by Mr. Brown’s spouse. Mr. Brown disclaims beneficial ownership of the Shares owned by his spouse.
(5)
Based on the information set forth in a Schedule 13G/A (Amendment No. 1) filed on February 12, 2020 by Long Path Partners, LP, a Delaware limited partnership (“LP Partners”), Long Path Holdings LLC, a Delaware limited liability company (“LP Holdings”), Long Path Fund GP, LLC, a Delaware limited liability company (“LPGP”), Long Path Smaller Companies Fund, LP, a Delaware limited partnership (“LPSC”), William Brennan and Brian Nelson (collectively, the “LP Reporting Persons”), the LP Reporting Persons own 1,286,872 Shares of Company Common Stock, each with shared voting and dispositive power. The address of the principal office of each of the LP Reporting Persons is 4 Landmark Square, Suite 301, Stamford, Connecticut 06901.

(6)
Based on the information set forth in a Schedule 13G/A (Amendment No.1) filed on February 13, 2020 by Renaissance Technologies, LLC, a Delaware limited liability company, and Renaissance Technologies Holdings Corporation, a Delaware Corporation (collectively, “Renaissance Reporting Persons”). The Renaissance Reporting Persons own 1,228,390 Shares of Company Common Stock, each with sole voting and dispositive power. The address of the principal office of each of the Renaissance Reporting Persons is 800 Third Avenue, New York, New York 10022.

(7)	Based on information provided to the Company by Mr. Mann. Mr. Mann has pledged 750,000 Shares to secure his obligations under a personal loan.
(8)	Includes 2,000 Shares owned by Mr. Goulet’s minor children. Mr. Goulet passed away in March 2019.

Except as otherwise provided in the footnotes above, the address of the beneficial owners listed in the table above is 4500 Lockhill-Selma Road, Suite 150, San Antonio, Texas, 78249. See “Item 3. Past Contacts, Transactions, Negotiations And Agreements—(a) Arrangements with Executive Officers and Directors of the Company” for further information regarding our executive officers and directors. Information with respect to Merger Sub and Parent, and persons controlling Parent, are set forth under “The Offer—Section 8—Certain Information Concerning Parent and Merger Sub” and “Schedule I—Directors, Managers and Executive Officers of Parent, Merger Sub, HS TopCo, Guarantor and Borrowers” in the Offer to Purchase.
(i) Golden Parachute Compensation. Except as set forth under “Item 3. Past Contacts, Transactions, Negotiations And Agreements—(a) Arrangements with Executive Officers and Directors of the Company”, there are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or Merger Sub concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.
(j) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.
(k) Certain Company Information.
Additional Information.
The Company files and furnishes periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is www.sec.gov and documents may be obtained from such site free of charge. Copies of such reports, proxy statements and other information also are available at the Company’s website, www.globalscape.com in the Investor Relations section as soon as practicable after such reports are filed. Except as otherwise expressly set forth in the Schedule 14D-9, the information contained on these websites is not incorporated by reference herein and does not form a part of the Schedule 14D-9.
Cautionary Statement Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements in addition to historical information. When used in this Schedule 14D-9, the words “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental authority may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company’s business; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the Commission, as well as the tender offer materials filed by Parent and Merger Sub and this Schedule 14D-9. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this Schedule 14D-9 to reflect events or circumstances after the date hereof, except as required by law.

ITEM 9.	EXHIBITS.
*(a)(1)	Offer to Purchase dated July 31, 2020 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).
*(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).
*(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).
*(a)(4)
Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

*(a)(5)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

*(a)(6)
Summary Advertisement as published in the New York Times on July 31, 2020 (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

(a)(7)	Press Release issued by the Company, Parent and Merger Sub on July 20, 2020 (incorporated by reference to Exhibit 99.3 to Form 8-K filed with the Commission by the Company on July 20, 2020).
(a)(8)	Robert Alpert email to customers dated July 20, 2020 (incorporated by reference to Schedule 14D-9C filed with the Commission by the Company on July 21, 2020).
(a)(9)	Robert Alpert email to partners dated July 20, 2020 (incorporated by reference to Schedule 14D-9C filed with the Commission by the Company on July 21, 2020).
*(a)(10)	Opinion of B. Riley FBR, Inc. (incorporated by reference to Annex A of this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger dated as of July 19, 2020, by and among the Company, Merger Sub, Parent and solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed with the Commission by the Company on July 20, 2020).

(e)(2)
Amended and Restated Employment Agreement between the Company and Michael P. Canavan, dated as of April 5, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the Company on April 5, 2019).

(e)(3)
Amended and Restated Employment Agreement between the Company and David C. Mello, dated as of April 4, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Commission by the Company on April 4, 2019).

(e)(4)
Amended and Restated Employment Agreement between the Company and Karen J. Young, dated as of April 4, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the Company on April 4, 2019).

**(e)(5)	Amended and Restated Employment Agreement between the Company and Mark C. Hood, dated as of April 4, 2019.
(e)(6)	Employment Agreement between the Company and Robert Alpert, dated as of May 14, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the Company on May 14, 2019).
(e)(7)	Amended and Restated Bylaws of the Company effective as of October 30, 2008 (incorporated by reference to Exhibit 3.2 to Form 8-K filed with the Commission by the Company on November 5, 2008).
(e)(8)
Amendment No. 1 to the Amended and Restated Bylaws of the Company effective as of August 6, 2019 (incorporated by reference to Exhibit 3.1 to Form 10-Q filed with the Commission by the Company on August 9, 2019).

(e)(9)
Form of Support Agreement, dated as of July 19, 2020, by and among Parent, Merger Sub and certain Stockholders listed therein (incorporated by reference to Exhibit (d)(5) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

(e)(10)
Equity Commitment Letter, dated as of July 19, 2020, from HS Purchaser, LLC and Help/Systems Holdings, Inc. to Parent (incorporated by reference to Exhibit (d)(3) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

(e)(11)
Limited Guarantee, dated as of July 19, 2020, delivered by HS Midco, Inc. in favor of the Company (incorporated by reference to Exhibit (d)(4) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

(e)(12)
Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Jefferies Finance LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC, Hudson Post Credit Opportunities Aggregator II, LLC, Golub Capital LLC and Ares Capital Management LLC (incorporated by reference to Exhibit (b)(1) to Schedule TO filed with the Commission by Merger Sub and Parent on July 31, 2020).

**(e)(13)	Confidentiality letter agreement, dated May 2, 2019, as amended on June 2, 2020, between the Company and Parent.
(e)(14)
Form of Indemnification Agreement by and between GlobalSCAPE and each of its directors and named executive officers (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the Company on May 18, 2015).

(e)(15)
GlobalSCAPE, Inc. 2015 Non-Employee Directors Long-Term Equity Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement filed with the Commission by the Company on April 2, 2015).

(e)(16)
Form of Restricted Stock Award Agreement pursuant to the GlobalSCAPE, Inc. 2015 Non-Employee Directors Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the Commission by the Company on May 18, 2015).

(e)(17)
Form of Incentive Stock Option Agreement GlobalSCAPE, Inc. 2010 Employee Long-Term Equity Incentive Plan dated June 3, 2010 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the Company on February 4, 2016).

(e)(18)	GlobalSCAPE, Inc. 2016 Employee Long-Term Equity Incentive Plan (incorporated by reference to Annex A to Schedule 14A, filed with the Commission by the Company on March 31, 2017).
(e)(19)	Amendment to 2016 Employee Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the Commission by the on Company October 31, 2018).

Annex A	Opinion of B. Riley FBR, Inc., Financial Advisor to the Company, dated July 19, 2020
Annex B	Section 262 of the Delaware General Corporation Law
*	Included in materials delivered to stockholders of the Company.
**	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GLOBALSCAPE, INC.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer
July 31, 2020

ANNEX A

July 19, 2020
GlobalSCAPE, Inc.
4500 Lockhill-Selma Road
Suite 150
San Antonio, TX 78249
Attention: Board of Directors
Members of the Board of Directors:
We understand that GlobalSCAPE, Inc. (“GlobalSCAPE”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Help/Systems, LLC (“Parent”), Grail Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and GlobalSCAPE and, solely with respect to the applicable sections thereof, HS Purchaser, LLC and Help/Systems Holdings, Inc., pursuant to which, among other things (i) Merger Sub will, and Parent will cause Merger Sub to, commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (“GlobalSCAPE Common Stock”), of GlobalSCAPE at a price per share of GlobalSCAPE Common Stock of $9.50 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, GlobalSCAPE will merge with Merger Sub (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, each outstanding share of GlobalSCAPE Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and GlobalSCAPE will become a wholly owned subsidiary of Parent.
You have requested that B. Riley FBR, Inc. (“BRFBR”) render an opinion (this “Opinion”) to the Board of Directors of GlobalSCAPE (the “Board”) with respect to the fairness, from a financial point of view, to the holders of GlobalSCAPE Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Offer Price to be received by such holders in the Transaction pursuant to the Agreement.
In arriving at our Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
(i)	reviewed the financial terms of a draft of the Agreement dated July 18, 2020, the most recent draft made available to us;
(ii)	reviewed certain publicly available business and financial information relating to GlobalSCAPE;
(iii)
reviewed certain other business, financial and operating information relating to GlobalSCAPE, including financial forecasts for GlobalSCAPE for the fiscal years ending December 31, 2020 through 2024 prepared and provided to us by the management of GlobalSCAPE (the “Projections”);

(iv)	spoke with certain members of the management of GlobalSCAPE and its advisors to discuss the business and prospects of GlobalSCAPE and the proposed Transaction;
(v)	reviewed certain financial data for GlobalSCAPE and compared that data with similar data for companies with publicly traded equity securities that we deemed relevant;
(vi)
reviewed certain financial terms of the proposed Transaction and compared certain of those terms with the publicly available financial terms of certain business combinations and other transactions that we deemed relevant; and

(vii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.
As you are aware, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Management of GlobalSCAPE has advised us, and at your direction we have assumed, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of GlobalSCAPE with respect to the future financial performance of GlobalSCAPE. We express no view or opinion with respect to the Projections or the assumptions on which they are based. You have advised us and we have assumed without undertaking any responsibility for the independent verification thereof, that the Projections are a reasonable basis on which to evaluate GlobalSCAPE and the proposed Transaction and, at your direction, we have used and relied upon the Projections for purposes of our analyses and this Opinion. We have also relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of GlobalSCAPE since the dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts or developments that would make any of the information reviewed by us incomplete or misleading. We also have assumed, with your consent, that (i) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on GlobalSCAPE or the contemplated benefits of the Transaction; (ii) the representations and warranties made by the parties in the Agreement are accurate and complete in all respects material to our analyses and this Opinion; (iii) each party to the Agreement will perform all of its covenants and obligations thereunder; and (iv) the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or provision thereof that is material to our analyses or this Opinion. We have also assumed that the Agreement, when executed by the parties thereto, will conform to the version reviewed by us in all respects material to our analyses.
This Opinion only addresses the fairness, from a financial point of view, to the holders of GlobalSCAPE Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Offer Price to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Support Agreement to be entered into by GlobalSCAPE’s directors and named executive officers who beneficially own shares of GlobalSCAPE Common Stock; the solvency or fair value of GlobalSCAPE, Parent or any other entity or person or their respective assets or liabilities under any laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; any tax implications of the Transaction to GlobalSCAPE or its security holders or any other party; the fairness of any portion or aspect of the Transaction to the current holders of any class of securities, creditors or other constituencies of GlobalSCAPE, Parent or to any other party; or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Transaction, or class of such persons, relative to the Offer Price or otherwise. The issuance of this Opinion was approved by an authorized internal committee of BRFBR.
We are not expressing any opinion or providing any advice, counsel or interpretation, with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have assumed that any such opinions, advice, counsel or interpretations have been or will be obtained by GlobalSCAPE from appropriate professional sources. Furthermore, we have, with your consent, relied upon the assessments by GlobalSCAPE and its other advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to GlobalSCAPE and the Transaction.
This Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. As you are aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on GlobalSCAPE or the Transaction. We have not been requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of GlobalSCAPE or any other party, or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, or (iii) advise the Board, GlobalSCAPE or any other party with respect to alternatives to the Transaction. This Opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to GlobalSCAPE or any other party to the Transaction, nor does it address the underlying business decision of the Board, GlobalSCAPE or any other party to proceed with the Transaction. Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of GlobalSCAPE or any other party, nor were we provided with any such appraisal or evaluation.
We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, GlobalSCAPE has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.
We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GlobalSCAPE, Parent, certain of their affiliates and any other company that may be involved in the Transaction. We and our affiliates have in the past provided, and may in the future provide investment banking and other financial services to GlobalSCAPE and certain of its affiliates, for which we and our affiliates have received, or would expect to receive, compensation, including, during the past two years having provided financial advisory services to GlobalSCAPE in connection with a leveraged recapitalization by GlobalSCAPE in November, 2019. We and our affiliates may in the future provide investment banking and other financial services to Parent and certain of its affiliates, for which we and our affiliates would expect to receive compensation. BRFBR has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that are advising GlobalSCAPE.
It is understood that this Opinion is for the information of the Board (in its capacity as such) in connection with its consideration of the proposed Transaction. This Opinion does not constitute a recommendation to the Board, GlobalSCAPE, any security holder of GlobalSCAPE or any other person as to how to act or vote on any matter relating to the Transaction or otherwise including, without limitation, whether or not to tender shares of GlobalSCAPE Common Stock pursuant to the Offer.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of GlobalSCAPE Common Stock (other than Parent, Merger Sub and their respective affiliates) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,

/s/ B. Riley FBR, Inc.

B. Riley FBR, Inc.

ANNEX B
Section 262 of the General Corporation Law of the State of Delaware.
§ 262 Appraisal rights.
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title) § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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